UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

DEEAS RESOURCES INC.
(Exact name of registrant as specified in its corporate charter)

333-139273
(Commission File Number)

Nevada
(State or other jurisdiction of incorporation)

98-0493446
(IRS Employer Identification No.)

6348 49th Avenue
Ladner, British Columbia, Canada V4K 5A1
(Address of principal executive offices)

(604) 808-6211
(Issuer’s telephone number, including area code)

DEEAS RESOURCES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms “we”, “us” and “our” refer to Deeas Resources Inc, a Nevada corporation and our wholly-owned subsidiary 0758372 B.C. Ltd.

This Information Statement is being delivered on or about March 5, 2008 to the holders of record of our shares of common stock as of February 29, 2008. On March 4, 2008, we entered into a share exchange agreement with Jupili Investment S.A., a company incorporated under the laws of the Republic of Panama, Global Trek Xploration, a private California corporation, and the shareholders of Global Trek Xploration. Pursuant to the terms of the share exchange agreement, we have agreed to acquire all of the issued and outstanding common shares of Global Trek Xploration from the shareholders thereof in exchange for the issuance, by our company, of 18,000,001 common shares on the basis of 0.8525343 common shares of our company for every one common share of Global Trek Xploration. The terms and conditions of the share exchange agreement are summarized below under the heading “The Share Exchange Agreement” and a copy of the share exchange agreement is included in this Information Statement.

Our current board of directors consists of Jeffrey Sharpe. The share exchange agreement contemplates that, on or prior to the closing date, Patrick Bertagna, Louis Rosenbaum, Patrick Aroff and an additional director to be solely determined by the board of directors of Global Trek Xploration will be appointed to our board of directors. The appointment of Messrs. Bertagna, Rosenbaum, Aroff and one additional person will constitute a change in the majority of our board of directors. The change of directors, however will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE AGREEMENT

To date, our company has not been as successful as hoped in implementing our business plan. We are an exploration stage company engaged in the exploration of mineral properties. Our sole property interest involves the Treg-Rouchon property, which interest is limited to the exploration and exploitation of gold placer deposits. The Treg-Rouchon property is located in central British Columbia, approximately 102 km north-east of the city of Quesnel, and 712 km north-east of Vancouver, situated in the Caribou Gold District. The Treg-Rouchon property extends along the Tregillus Creek extending 1.5 kilometres below Tregillus Lake to 200 meters (600 feet) above the mouth of the Willow River. As management of our company conducted due diligence on our property interest, management realized that the property may not present the best opportunity for our company to realize value for our shareholders. As a result, our company entered into the share exchange agreement on March 4, 2008 as a means to enter into a new business sector through the consummation of the share exchange agreement with Global Trek Xploration.

Share Exchange Agreement

On March 4, 2008, we entered into a share exchange agreement with Jupili Investment, Global Trek Xploration and the shareholders of Global Trek Xploration. Pursuant to the share exchange agreement, our company has agreed to acquire all of the issued and outstanding common shares of Global Trek Xploration held by its shareholders as of the closing date. Upon completion of the share exchange agreement, and following a proposed 20.71 for 1 stock split, which is a condition to the closing of the share exchange agreement, we will issue approximately 18,000,001 post-split common shares of our company to the shareholders of Global Trek Xploration. Such issuance will equal approximately 50% of our issued and outstanding common shares as of the closing date of the share exchange agreement, assuming that the option to raise an additional $2,000,000 through a private placement equity financing is not exercised by our company. The closing of the share exchange agreement is conditional upon, among other things, the cancellation of all 1,500,000 pre-split common shares currently held by Jeffrey Sharpe, the sole director and officer of our company, the closing of a $2,000,000 private placement financing of units at $0.75 per share, and the conversion of a $1,000,000 bridge loan plus applicable interest into units at $0.75 per unit based upon the same terms as the private placement financing as further described below. We anticipate that there will be approximately 36,034,264 common shares of our company issued and outstanding on the closing date of the share exchange agreement based upon: (i) the 2,176,000 common shares currently issued and outstanding; (ii) the cancellation of 1,500,000 common shares currently held by Jeffrey Sharpe; (iii) the proposed 20.71 for 1 stock split; (iv) the issuance of 18,000,001 common shares to the current shareholders of Global Trek Xploration on the closing date of the share exchange agreement; (v) the issuance of 2,666,667 common shares pursuant to the private placement; and (vi) the issuance of 1,367,637 common shares pursuant to the conversion of the $1,000,000 bridge loan plus accrued interest of $25,728 (assuming a conversion date of February 25, 2008). Assuming there are 36,034,264 common shares issued and outstanding as of the closing date, the issuance of 18,000,001 common shares to the current shareholders of Global Trek Xploration will represent approximately 50% of our share capital. This calculation does not include any shares that are issuable by our company on the closing date resulting from the option for our company to increase the private placement from $2,000,000 to $4,000,000 on terms to be determined by our company.

The common shares of our company to be issued to the shareholders of Global Trek Xploration upon the closing of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and were issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended.

Global Trek Xploration

Global Trek Xploration was incorporated under the laws of the State of California on September 10, 2002, and is principally engaged in the business of developing and commercializing miniaturized GPS tracking technology that uses cellular transmission. It works with license branded partners to deliver innovative solutions to consumers in a wide variety of wearable location devices. Global Trek Xploration holds U.S. Patent No. 6,788,200 entitled “GPS Footwear” with seven additional patents pending. The principle office of Global Trek Xploration is located at 117 W. 9th Street, Suite 1214, Los Angeles, California 90015.

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the share exchange agreement is subject to the satisfaction of conditions precedent as set forth in the share exchange agreement, including, among other things, the following:

1.	our sole director and officer will have executed an agreement whereby he agrees to tender the 1,500,000 pre-split common shares currently held by him to our treasury for cancellation;

2.	we will effect a 20.71 for 1 stock split of all issued, outstanding and authorized common shares in the capital of our company;

3.	we will effect a name change from Deeas Resources Inc. to GTX Corp;

4.

closing of a private placement financing of $2,000,000, consisting of 2,666,667 post stock split units at a price of $0.75 per unit, each unit consisting of one common share and one share purchase warrant, each warrant of which will be exercisable into an additional common share for a period of twelve or eighteen months, depending upon certain circumstances as set out in the share exchange agreement, from the date of issue at an exercise price of $1.25 per share; and

5.

conversion by Jupili Investments of a $1,000,000 bridge loan, plus accrued interest, owed by Global Trek Xploration into units of our company at $0.75 per unit, based upon the same terms and conditions as the private placement offering.

Due to conditions precedent to closing, including those set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that we will complete the share exchange or appoint Messrs. Bertagna, Rosenbaum, Aroff and one additional person to our board of directors as contemplated in the share exchange agreement.

Closing of the Share Exchange Agreement

The closing date of the share exchange agreement is anticipated to occur on March 14, 2008, subject to the satisfaction of the conditions precedent to closing by that date. Upon the closing of the share exchange agreement, we anticipate that our company will be reorganized as follows:

1.

our company will have 36,034,264 common shares issued and outstanding, assuming our company: (i) cancels 1,500,000 pre-split common shares currently held by Mr. Sharpe, the current President and a director of our company; (ii) effects a 20.71 for 1 stock split; (iii) closes a $2,000,000 private placement whereby we, among other things, issue 2,666,667 post split common shares at $0.75 per common share; and (iv) Jupili Investments converts the $1,000,000 bridge loan plus accrued interest into, among other things, 1,367,637 post split common shares of our company;

2.	our company will hold all of the common shares of Global Trek Xploration;

3.	our company will operate under the name GTX Corp;

4.	the former shareholders of Global Trek Xploration will hold 18,000,001, or approximately 50%, of our common shares assuming the matters set out in section 1 above; and

5.	our board of directors will be comprised of Messrs. Sharpe, Bertagna, Rosenbaum, Aroff and one additional person as determined by the board of directors of Global Trek Xploration.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On February 29, 2008, there were 2,176,000 shares of our common stock issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the share exchange agreement as of February 29, 2008 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Jeffrey Sharpe 6348 – 49th Avenue Ladner, British Columbia, Canada V4K 5A1	1,500,000 (2)	68.9%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 29, 2008. As of February 29, 2008, there were 2,176,000 shares of our common stock issued and outstanding.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the share exchange agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company’s voting securities; (ii) each of our company’s post-closing directors and named executive officers; and (iii) our post-closing proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class(2)
Patrick E. Bertagna Director and Officer 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	3,025,406	8.4%
Louis Rosenbaum Director 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	2,534,402	7.0%
Patrick Aroff Director 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	412,473	1.1%
Christopher M. Walsh Officer 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	169,336	0.5%

Beneficial Owners on Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class(2)
Jeffrey Sharpe Director 6348 – 49th Avenue Ladner, British Columbia, Canada V4K 5A1	Nil	Nil
Murray Williams Officer 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Nil	Nil
All officers and directors as a group (six persons)(3)	6,141,617	17.0%
Ron Paxson(4) 30872 S. Coast Hwy. #191 Laguna Beach, CA 92651	4,572,308	12.7%
Ralph H. Davis(5) 786 Bolsane Dr. Laguna Beach, CA 92651	2,719,527	7.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Percentages calculated assuming there are 36,034,264 common shares issued and outstanding as of the closing of the share exchange agreement.

(3)

In addition to the above directors, Global Trek Xploration has the sole right to appoint an additional director to our board of directors at closing. At the time of filing this Information Statement, the identity of the additional director was not known.

(4)

Includes beneficial ownership of 3,930,136 shares owned of record by Multi Media Technology Ventures Ltd. Mr. Paxson is the general partner for Multi Media Technology Ventures Ltd. and has the sole voting and dispositive power over such shares.

(5)

Includes beneficial ownership of 2,557,604 shares owned of record by Ralph H. Davis, Jr. Family Trust. Mr. Davis is the trustee of the Ralph H. Davis, Jr. Family Trust and has the sole voting and dispositive power over such shares.

Change in Majority of Directors

There will be a change in the majority of our directors upon completion of the share exchange agreement. Following the closing, our board of directors will be comprised of Jeffrey Sharpe, Patrick Bertagna, Louis Rosenbaum, Patrick Aroff and an additional director to be determined solely by Global Trek Xploration.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Patrick Bertagna, Louis Rosenbaum, Patrick Aroff and an additional director solely determined by Global Trek Xploration to our board of directors upon closing. Such persons, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
Jeffrey Sharpe 6348 – 49th Avenue Ladner, British Columbia, Canada V4K 5A1	President, CEO, Secretary Treasurer and Director	36	April 7, 2006

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Jeffrey Sharpe

Jeffrey Sharpe is currently the chief executive officer, president, secretary and a director of our company. Mr. Sharpe, co-founded, a privately held health and wellness company, No Excuse Inc., based in Canada. Mr. Sharpe’s principal occupation over the past five years has been serving as the company’s president and chief executive officer.

Under the direction of Mr. Sharpe, No Excuse Inc. expanded operations internationally, during which time the company and it affiliates has grown to approximately $5,000,000 in annual revenues. Mr. Sharpe has also served on the Advisory Board of several not-for-profit organizations including the Canadian Cancer Society, Diamond Ball. Mr. Sharpe was granted a Bachelor’s in Human Kinetics from the University of British Columbia in 1995, and he has not previously served as a director or officer for any public companies.

Mr. Sharpe currently spends approximately 20 to 25 hours per week providing services to our company, which represents approximately 35% of his working hours.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, who we anticipate will be appointed upon the closing of the share exchange agreement and in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer(1)	Proposed Position with the Company	Age
Patrick E. Bertagna 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Chief Executive Officer, President and Director	44
Louis Rosenbaum 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Director	57

Name and Address of Proposed Director or Executive Officer(1)	Proposed Position with the Company	Age
Patrick Aroff 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Director	46
Christopher M. Walsh 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Chief Operating Officer	58
Murray Williams 117 W 9th Street, Suite 1214 Los Angeles, CA 90015	Chief Financial Officer, Secretary and Treasurer	37
Jeffrey Sharpe 6348 – 49th Avenue Ladner, British Columbia, Canada V4K 5A1	Director	36

(1)	In addition to the directors set out above, Global Trek Xploration has the sole right to appoint an additional director to our board on the closing date of the share exchange agreement.

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of the proposed directors and executive officers to be appointed on the closing of the share exchange agreement, during at least the past five years, indicating such person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Patrick E. Bertagna

Mr. Bertagna was the founder of Global Trek Xploration in September 2002 and has since served as its CEO, President and Chairman of the Board of Global Trek Xploration. He is co-inventor of the patented GPS Footwear technology. His career spans over 27 years in building companies in both technology and consumer branded products.

Mr. Bertagna began his career in consumer products importing apparel from Europe and later went on to import and manufacture apparel, accessories and footwear in over 20 countries. In 1993, Mr. Bertagna transitioned into technology and founded Barcode World, Inc. a supply chain software company, enabling accurate tracking of consumer products from design to retail. In June 2002 after selling this company Mr. Bertagna combined his two past careers in consumer products and tracking technology and founded Global Trek Xploration.

Mr. Bertagna was born in the South of France and is fluent in French and Spanish, has formed alliances with Fortune 500 companies such as IBM, AT&T, Sports Authority, Federated Stores, Netscape and GE. He has been a keynote speaker and has been awarded several patents.

Louis Rosenbaum

Mr. Rosenbaum is a director of the Company. Mr. Rosenbaum was a founder of Global Trek Xploration and his initial investment in Global Trek Xploration constituted the company’s first substantial funding event. Mr. Rosenbaum is and has been a valued advisor to Global Trek Xploration through the years.

Having served as the President of Advanced Environmental Services since July 1997, Mr. Rosenbaum’s responsibilities encompass supervising all administrative and financial activities, including all contractual aspects of the business. Mr. Rosenbaum estimates projects and prepares bids, assists in sales and maintains his own client base. Mr. Rosenbaum has been working in the environmental and waste disposal industry for the past eighteen years. He started with Allied Waste Services, a division of Eastern Environmental (purchased by Waste Management Inc. on 1998) in 1990.

Mr. Rosenbaum has been a serial entrepreneur. Mr. Rosenbaum founded and was President of Elements, a successful clothing manufacturer that produced a line of upscale women’s clothing in Hong Kong, China, Korea and Italy, from 1978 to 1987. He has also been active in many civic administration roles over the years in and around Stinson Beach, CA.

Patrick Aroff

Mr. Aroff became a member of Global Trek Xploration’ board of directors in October 2007. Mr. Aroff has worked and held positions in every facet of marketing and advertising, including producing and directing commercials for television and radio. Mr. Aroff has won numerous awards nationally and internationally for marketing, design, advertising and art direction.

After leaving a successful advertising career of 18 years in June 2003, Mr. Aroff started a residential and commercial real estate development company. In June 2004, Mr. Aroff founded Encore Brands, LLC and continues to serve as its Chief Executive Officer and a Managing Member.

Mr. Aroff received his education at the Art Center College Of Design in Pasadena and has garnered numerous awards during his career, including: Clio, Belding, New York Ad Club, Best in the West, Cannes International Ad Festival, and an OBIE.

Christopher Walsh

Mr. Walsh began his career with Nike in 1974 and subsequently established and implemented Nike's first manufacturing operation in the Far East. In 1989, Mr. Walsh joined Reebok International as Vice President of Production. In that role he established the Company's inaugural Asian organization headquartered in Hong Kong with satellite organizations across Asia, and also played a critical role on the Reebok Pump Task Force directing the manufacturing initiatives associated with the unique components of the Pump system. After Reebok, Mr. Walsh moved to LA Gear in 1992 and, as Chief Operating Officer, became a critical figure in the turnaround team assembled by LA Gear and was responsible for all R&D, design, manufacturing, sourcing, quality control, distribution and logistics.

Upon leaving LA Gear in 1995, Mr. Walsh founded CW Resources, a Los Angeles based firm providing design, development, manufacturing and licensing consulting services to an extensive client base, both domestic and international, within the footwear, apparel, textile, sporting goods and action sports industries. Chief among clients served during this period are Ferris Baker Watts, Heeling Sports, K Swiss, Mission Six, Proctor and Gamble, etnies, The Parthenon Group, Quiksilver and VF Corporation. Since January 2005, he has served as an advisor to Global Trek Xploration spearheading their Footwear R&D and Marketing practices.

Mr. Walsh received a B.S. in Marketing from Boston College in 1973 and previously served on numerous organizational boards within the footwear and textile industries including The Two Ten International Footwear Foundation and The Footwear Distributors and Retail Association.

Murray Williams

Mr. Williams is Global Trek Xploration’ Chief Financial Officer, Treasurer and Secretary. Prior to joining Global Trek Xploration, from June 2005 to February 15, 2007, Mr. Williams was the Chief Financial Officer of Interactive Television Networks, Inc. ("ITVN"), a leading provider of Internet Protocol Television hardware, programming software and interactive networks. Prior to joining ITVN, from September 2001 to Present Mr. Williams was a consultant and investor in numerous companies, including ITVN. In January 1998 Mr. Williams was one of the founding members of Buy.com, Inc. Mr. Williams developed the finance, legal, business development and human resource departments of Buy.com. and last served as its Senior Vice President of Global Business Development until August 2001.

Prior to joining Buy.com, from January 1993 to January 1998, Mr. Williams was employed with KPMG Peat Marwick, LLP and last served as a manager in their assurance practice. Mr. Williams managed a team of over 20 professionals specializing in financial services with an emphasis on public offerings, private financings and mergers/acquisitions. Mr. Williams is a CPA and received degrees in both Accounting and Real Estate from the University of Wisconsin-Madison.

Jeffrey Sharpe

Please see page 6 for a description of Mr. Sharpe’s business background during the past five years.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and the proposed director and executive officer.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed director or executive officer, has been involved in any of the following events during the past five years:

1.

any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

BOARD AND COMMITTEE MEETINGS

Our board of directors held no formal meetings during the year ended August 31, 2007. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In its capacity as a nominating and audit committee, our board of directors has determined that it does not have any members that qualify as “independent” due to the fact that the sole director of our company is also the sole officer of our company.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request to the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as set out below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

On April 7, 2006, our company issued 1,500,000 shares of common stock to the President of our company in consideration for a cash payment of $30,000.

During the year ended August 31, 2007, the director of our company contributed management services to our company at $1,000 per month. This amount has been recorded as donated services and included in additional paid-in capital.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

The particulars of compensation paid to the following persons:

1.	our chief executive officer;

2.

each of our two most highly compensated executive officers other than our chief executive officer who were serving as executive officers at the end of our most recently completed fiscal year regardless of compensation level; and

3.

up to two additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed fiscal year;

who we will collectively refer to as the named executive officers, of our two most recently completed fiscal years are set out in the following summary compensation table.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Nonequity Incentive Plan Compensa tion	Nonqualified Deferred Compensation Earnings	All Other Compen- sation(2)	Total(2)
Jeffrey Sharpe President, CEO, and Director	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$12,000 Nil	$12,000 Nil

(1)	We have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

During the year ended August 31, 2007, Jeffrey Sharpe contributed management services to our company at $1,000 per month. This amount has been recorded as donated services and included in additional paid-in capital.

Options and SARS

There were no options granted to the Named Executive Officers during the most recently completed financial year and there were no options exercised by the Named Executive Officers during the most recently completed financial year. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year and there were no defined benefits or actuarial plans in place for the Named Executive Officers during the most recently completed financial year. We have no compensation committee.

Outstanding Equity Awards at Fiscal Year End

From inception to August 31, 2007, our company has not issued any equity awards.

Employment/Consulting Agreements

We have not entered into any employment agreement or consulting agreement with our directors and executive officers.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Director Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director’s fees or other cash compensation for services rendered to our directors in the year ended August 31, 2007.

We have no other formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase common shares as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

THE SECURITIES TO WHICH THIS SHARE EXCHANGE AGREEMENT RELATES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE, AND WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made effective as of March 4, 2008

AMONG:

DEEAS RESOURCES INC., a publicly traded Nevada corporation
(“Deeas”)

AND:

GLOBAL TREK XPLORATION, a privately held California corporation

(“GTX”)

AND:

THE UNDERSIGNED SHAREHOLDERS OF GTX AS LISTED ON SCHEDULE 1 ATTACHED HERETO

(the “Selling Shareholders”)

AND

JUPILI INVESTMENT S.A., a company incorporated under the laws of the Republic of Panama

(“Jupili”)

WHEREAS the parties hereto wish to enter this Agreement whereby, among other things, Deeas will issue 18,000,001 shares of common stock in the capital of Deeas for all of the issued and outstanding shares of GTX to the Selling Shareholders on the basis of 0.8525343 shares of Deeas for every one share of GTX.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree each with the other as follows:

1.          DEFINITIONS

1.1        Definitions. The following terms have the following meanings, unless the context indicates otherwise:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(c)	“Agreement” means this Agreement, and all the exhibits, schedules and other documents attached to this Agreement, and all amendments and supplements, if any, to this Agreement;

(d)	“Applicable Securities Legislation” means all applicable securities legislation in all jurisdictions relevant to the issuance of the Deeas Shares to each of the Selling Shareholders;

(e)	“Bridge Documents” means the Bridge Loan and the Security Agreement dated November 9, 2007 between GTX and Jupili;

(f)	“Bridge Loan” means the convertible loan as set out in the convertible loan agreement dated November 9, 2007 between GTX and Jupili;

(g)

“Closing” means the completion of the Transaction, in accordance with Section 9 hereof, at which time the Closing Documents will be exchanged by the parties, except for those documents or other items specifically required to be exchanged at a later time;

(h)	“Closing Date” means March 14, 2008, or a date mutually agreed upon by the parties hereto in writing and communicated in accordance with Section 12.6 of this Agreement;

(i)	“Closing Documents” means the papers, instruments and documents required to be executed and delivered at the Closing pursuant to this Agreement;

(j)	“Deeas” has the meaning ascribed to it in the preamble to this Agreement;

(k)

“Deeas Shares” means those 18,000,001 fully paid and non-assessable common shares of Deeas to be issued following the effective time of the Stock Split in exchange for the GTX Shares to the Selling Shareholders on the Closing Date;

(l)	“GAAP” means United States generally accepted accounting principles applied in a manner consistent with prior periods;

(m)	“GTX” has the meaning ascribed to it in the preamble to this Agreement;

(n)	“GTX Common Stock” has the meaning ascribed to it in Section 5.1(c);

(o)	“GTX Documents” has the meaning ascribed to it in Section 5.1(b);

(p)

“GTX Shares” means the 21,113,521 shares of GTX Common Stock held by the Selling Shareholders, being all of the issued and outstanding common shares of GTX beneficially held, either directly or indirectly, by the Selling Shareholders;

(q)	“Intellectual Property Assets” means intellectual property in miniaturized assisted GPS tracking and cellular location-transmitting technology for consumer products and applications;

(r)

“Investor Relations Agreement” means the agreement to be entered into at Closing between Deeas and an investor relations consultant selected by Jupili based upon the terms set out in the Letter Agreement;

(s)	“Jupili” has the meaning ascribed to it in the preamble of this agreement;

(t)	“Letter Agreement” means the agreement among Deeas, GTX and Jupili dated November 9, 2007;

(u)

“Liabilities” includes, any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted choate or inchoate, liquidated or unliquidated, secured or unsecured;

(v)

“Loss” means any and all demands, claims, actions or causes of action, assessments, losses, damages, Liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorneys, accountants and other professional fees and expenses, but excluding any indirect, consequential or punitive damages suffered by Deeas or GTX including damages for lost profits or lost business opportunities;

(w)	“PIPE” means the private placement financing, to be issued on a post Stock Split basis, of at least $2,000,000 consisting of the issuance of 2,666,666 Units at a price of $0.75 per Unit;

(x)	“PIPE II” has the meaning ascribed to it in Section 4.2;

(y)	“PIPE Share” means each share of common stock issued by Deeas in the PIPE as part of each Unit;

(z)	“Registration Statement” has the meaning ascribed to it in Section 4.1;

(aa)	“SEC” means the United States Securities and Exchange Commission;

(bb)	“SEC Reports” means the periodic and current reports filed by Deeas with the SEC pursuant to the 1934 Act;

(cc)	“Selling Shareholders” has the meaning ascribed to it in the preamble to this Agreement;

(dd)	“Equity Compensation Plan” means the 2008 Equity Compensation Plan adopted by Deeas on or prior to Closing in the form to be agreed upon by Deeas and GTX, acting reasonably;

(ee)	“Stock Split” has the meaning ascribed to it in Section 3.2(m);

(ff)	“Subsidiary” means 0758372 B.C. Ltd., a wholly-owned subsidiary of Deeas;

(gg)	“Success Fee” means the payment of $60,000 from GTX to Jupili as a fee for Jupili arranging the Bridge Loan and the PIPE, calculated as 2% of the aggregate amount of the Bridge Loan and the PIPE;

(hh)

“Taxes” shall include international, federal, state, provincial and local income taxes, capital gains tax, value-added taxes, franchise, personal property and real property taxes, levies, assessments, tariffs, duties (including any customs duty), business license or other fees, sales, use and any other taxes relating to the assets of the designated party or the business of the designated party for all periods up to and including the Closing Date, together with any related charge or amount, including interest, fines, penalties and additions to tax, if any, arising out of tax assessments;

(ii)	“Transaction” means the exchange of the GTX Shares and the Deeas Shares as described in Section 2 of this Agreement;

(jj)	“Unit” means the security to be issued by Deeas in the PIPE, consisting of one PIPE Share and one Warrant;

(kk)	“U.S. Person” has the meaning set out in Rule 902 of Regulation S under the 1933 Act;

(ll)

“Warrant” means the security to be issued by Deeas in the PIPE, each of which will be exercisable into one Warrant Share at an exercise price of $1.25 for a period of eighteen (18) months with respect to the first 1,666,666 Warrants issued and for a period of twelve (12) months with respect to the remaining 1,000,000 Warrants issued; and

(mm)	“Warrant Share” means one share of common stock in the capital of Deeas to be issued upon the exercise of a Warrant and payment of the exercise price.

1.2        Schedules. The following schedules are attached to and form part of this Agreement:

Schedule 1	-	Selling Shareholders

Schedule 2	-	Certificate of U.S. Selling Shareholders

Schedule 3	-	Directors and Officers of GTX

Schedule 4	-	Directors and Officers of Deeas

Schedule 5	-	GTX Leases, Subleases, Claims, Capital Expenditures, Taxes, Liabilities, Other Property Interests and Miscellaneous

Schedule 6	-	GTX Material Contracts

Schedule 7	-	GTX Employees and Consultants

Schedule 8	-	List of GTX Intellectual Property Assets

Schedule 9	-	Deeas Form of Proxy

Schedule 10	-	SEC Comment Letter

Schedule 11	-	Certificate of Non U.S. Shareholder

1.3        Currency. All dollar amounts referred to in this Agreement are in United States funds, unless expressly stated otherwise.

2.          AGREEMENT OF EXCHANGE OF SHARES

2.1        Agreement of Exchange of Shares. Subject to the terms and conditions of this Agreement, the Selling Shareholders hereby covenant and agree to sell, assign and transfer to Deeas, and Deeas hereby covenants and agrees to purchase from the Selling Shareholders all of the GTX Shares held by the Selling Shareholders.

2.2        Consideration. As consideration for the sale of the GTX Shares by the Selling Shareholders, and following the effective time of the Stock Split, Deeas will allot and issue the Deeas Shares to the Selling Shareholders in the amount set out opposite each Selling Shareholder’s name in Schedule 1 to this Agreement on the basis of [0.8525343] Deeas Shares for each one GTX Share held by each Selling Shareholder. The Selling Shareholders acknowledge and agree that the Deeas Shares are being issued pursuant to a safe harbor from the prospectus and registration requirements of the 1933 Act. The Selling Shareholders agree to abide by all applicable resale restrictions and hold periods imposed by Applicable Securities Legislation.

2.3        U.S. Persons. All certificates representing the Deeas Shares issued on Closing to U.S. Persons will be endorsed with restrictive legends substantially in the same form as the following legend pursuant to the 1933 Act, in order to reflect the fact that the Deeas Shares are restricted securities and will be issued to the Selling Shareholders pursuant to a safe harbor from the registration requirements of the 1933 Act:

“NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE, AND WERE ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.”

Each Selling Shareholder who is a U.S. Person agrees to complete and execute a Schedule 2 “Certificate of U.S. Selling Shareholder”. Each Selling Shareholder agrees that the representations set out in Schedule 2 as executed by the Selling Shareholder will be true and correct as of the Closing Date.

Non U.S. Persons. All certificates representing the Deeas Shares issued on Closing to non U.S. Persons will be endorsed with restrictive legends substantially in the same form as the following legend pursuant to the 1933 Act, in order to reflect the fact that the Deeas Shares are restricted securities and will be issued to the Selling Shareholders pursuant to a safe harbor from the registration requirements of the 1933 Act:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”;

Each Selling Shareholder who is a non U.S. Person agrees to complete and execute a Schedule 11 “Certificate of Non U.S. Selling Shareholder”. Each Selling Shareholder agrees that the representations set out in Schedule 11 as executed by the Selling Shareholder will be true and correct as of the Closing Date.

2.4        Share Exchange Procedure. On Closing, each Selling Shareholder will exchange his, her or its certificate representing the GTX Shares by delivering such certificate to Deeas duly executed and endorsed in blank (or accompanied by duly executed stock powers duly endorsed in blank), in each case in proper form for transfer and, if applicable, with all stock transfer and any other required documentary stamps affixed together with a completed and executed Schedule 2 or Schedule 11, as applicable.

2.5        Fractional Shares. Notwithstanding any other provision of this Agreement, no certificate for fractional shares of the Deeas Shares will be issued in the Transaction. In lieu of any such fractional shares, if any of the Selling Shareholders would otherwise be entitled to receive a fraction of a share of the Deeas Shares upon surrender of certificates representing the GTX Shares for exchange pursuant to this Agreement, the Selling Shareholders will be entitled to have such fraction rounded up to the nearest whole number of Deeas Shares and will receive from Deeas a stock certificate representing same.

2.6        Restricted Shares. GTX and the Selling Shareholders acknowledge that the Deeas Shares issued pursuant to the terms and conditions set forth in this Agreement will have such hold periods as are required under Applicable Securities Legislation and as a result may not be sold, transferred or otherwise disposed of, except pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in each case only in accordance with all Applicable Securities Legislation. Each Selling Shareholder agrees that he/she/it has been given an opportunity to seek and obtain independent legal advice as to the resale restrictions applicable in their jurisdiction of residence, and under U.S. or other Applicable Securities Legislation generally. Deeas has not undertaken, and will have no obligation, to register any of the Deeas Shares under the 1933 Act, except as otherwise agreed in writing.

2.7        Exemptions. The Selling Shareholders acknowledge that Deeas has advised such Selling Shareholders that Deeas is relying on an exemption from the prospectus and registration requirements of the Applicable Securities Legislation, and, as a consequence, the Selling Shareholders will not be entitled to certain protections, rights and remedies available under Applicable Securities Legislation, including statutory rights of rescission or damages, and the Selling Shareholders will not receive information that would otherwise be required to be provided to the Selling Shareholders pursuant to Applicable Securities Legislation.

2.8        Canadian Resale Restrictions. The Selling Shareholders acknowledge that Deeas is not a reporting issuer in any province or territory of Canada and accordingly, any applicable hold periods under the Applicable Securities Legislation may never expire, and the Deeas Shares may be subject to resale restrictions for an indefinite period of time. Additionally, the Selling Shareholders acknowledge that resale of any of the Deeas Shares by the Selling Shareholders resident in Canada is restricted except pursuant to an exemption from the Applicable Securities Legislation.

3.          CLOSING CONDITIONS

3.1        Conditions Precedent to Closing by Deeas. The obligation of Deeas to consummate the Transaction is subject to the satisfaction or waiver of the conditions set forth below on or before the Closing Date or such earlier date as hereinafter specified. The Closing will be deemed to mean the satisfaction or waiver of all conditions to Closing. These conditions of closing are for the benefit of Deeas and may be waived by Deeas in its sole discretion.

(a)

Representations and Warranties. The representations and warranties of GTX and the Selling Shareholders set forth in this Agreement will be true, correct and complete in all respects as of the Closing Date, as though made on and as of the Closing Date and GTX will have delivered to Deeas a certificate dated as of the Closing Date, to the effect that the representations and warranties made by GTX in this Agreement are true and correct.

(b)

Performance. All of the covenants and obligations that GTX and the Selling Shareholders are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects. GTX and the Selling Shareholders must have delivered each of the documents required to be delivered by them pursuant to this Agreement.

(c)

Transaction Documents. This Agreement, the GTX Documents and all other documents necessary or reasonably required to consummate the Transaction, all in form and substance reasonably satisfactory to Deeas, will have been executed and delivered to Deeas by GTX and the Selling Shareholders, as applicable.

(d)	Conversion of Bridge Loan. The Bridge Loan, plus accrued interest, shall be converted by Deeas into Units on the same terms and conditions as the PIPE.

(e)	Closing of the PIPE. The PIPE shall have closed.

(f)

Third Party Consents. GTX will have delivered to Deeas duly executed copies of all third party consents and approvals contemplated by this Agreement, in form and substance reasonably satisfactory to Deeas.

(g)	Regulatory Approvals and Consents. GTX will have obtained all necessary approvals and consents to carry out the Transaction, in form and substance reasonably satisfactory to Deeas.

(h)	No Material Adverse Change. No GTX Material Adverse Effect, as defined herein, will have occurred since the date of this Agreement.

(i)

No Action. No suit, action, or proceeding will be pending or threatened before any governmental or regulatory authority wherein an unfavourable judgment, order, decree, stipulation, injunction or charge would:

(i)	prevent the consummation of any of the transactions contemplated by this Agreement; or

(ii)	cause the Transaction to be rescinded following consummation.

(j)	Outstanding Shares. GTX will have 21,113,521 shares of GTX Common Stock issued and outstanding on the Closing Date.

(k)

Due Diligence. As attested by written notice of satisfactory completion to GTX from Deeas, Deeas and its solicitors will be reasonably satisfied with their due diligence investigation of GTX that is reasonable and customary in a transaction of a similar nature to that contemplated by the Transaction, including:

	(i)	materials, documents and information in the possession and control of GTX or the Selling Shareholders that are reasonably germane to the Transaction;

	(ii)	a physical inspection of the assets of GTX by Deeas or its representatives; and

	(iii)	title to the material assets of GTX.

(l)

Financial Statements. GTX will have delivered to Deeas audited financial statements in accordance with GAAP for the years ended December 31, 2007 and 2006 as audited by a member of the Public Company Accounting Oversight Board and if the Transaction closes after March 30, 2008, GTX will deliver to Deeas unaudited but auditor reviewed financial statements for the interim period ended March 31, 2008 and the comparative period ended March 31, 2007 (collectively, the “GTX Financial Statements”).

(m)	Payment of Success Fee. GTX shall have paid the Success Fee to Jupili and provided evidence thereof.

(n)	Investor Relations Agreement. Deeas shall have entered into the Investor Relations Agreement.

3.2        Conditions Precedent to Closing by GTX and the Selling Shareholders. The obligation of GTX and the Selling Shareholders to consummate the Transaction is subject to the satisfaction or waiver of the conditions set forth below on or before the Closing Date or such earlier date as hereinafter specified. The Closing will be deemed to mean the satisfaction or waiver of all conditions to Closing. These conditions precedent of closing are for the benefit of GTX and the Selling Shareholders and may be waived by GTX and the Selling Shareholders in their discretion.

(a)

Representations and Warranties. The representations and warranties of Deeas set forth in this Agreement will be true, correct and complete in all respects as of the Closing Date, as though made on and as of the Closing Date and Deeas will have delivered to GTX a certificate dated as of the Closing Date, to the effect that the representations and warranties made by Deeas in this Agreement are true and correct.

(b)

Performance. All of the covenants and obligations that Deeas is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects. Deeas must have delivered each of the documents required to be delivered by it pursuant to this Agreement.

(c)	Compliance. Upon the closing of this Agreement, Deeas will be in compliance with its reporting requirements under the 1934 Act.

(d)

Transaction Documents. This Agreement, the Deeas Documents and all other documents necessary or reasonably required to consummate the Transaction, all in form and substance reasonably satisfactory to GTX, will have been executed and delivered to GTX by Deeas.

(e)

Third Party Consents. Deeas will have delivered to GTX duly executed copies of all third party consents and approvals contemplated by this Agreement, in form and substance reasonably satisfactory to GTX.

(f)	No Material Adverse Change. No Deeas Material Adverse Effect, as defined herein, will have occurred since the date of this Agreement.

(g)

No Action. No suit, action, or proceeding will be pending or threatened before any governmental or regulatory authority wherein an unfavorable judgment, order, decree, stipulation, injunction or charge would:

(i) prevent the consummation of any of the transactions contemplated by this Agreement; or

(ii) cause the Transaction to be rescinded following consummation.

(h)	Outstanding Shares. On Closing and except as contemplated in this Agreement, Deeas will have 13,999,960 shares of common stock issued and outstanding.

(i)	Regulatory Approvals and Consents. Deeas will have obtained all necessary approvals and consents to carry out the Transaction, in form and substance reasonably satisfactory to GTX.

(j)	Public Market. On the Closing Date, the shares of Deeas Common Stock will be quoted on the OTC Bulletin Board as operated by the Financial Industry Regulatory Authority.

(k)

Due Diligence. As attested by written notice of satisfactory completion to Deeas from GTX, GTX and its accountants will be reasonably satisfied with their due diligence investigation and review of the Deeas SEC Documents filed after November 9, 2007, and the contents thereof, prepared in accordance with GAAP.

(l)	Deeas Debts. On Closing, Deeas will have provided evidence that it has satisfied or will otherwise provide for payment of all debt over $100 in the aggregate.

(m)

Stock Split. Prior to the Closing, Deeas will have effected a stock split on a 20.71 for 1 basis whereby each Deeas Share issued and outstanding prior to the stock split will be equal to 20.71 Deeas Shares after the stock split.

(n)

Cancellation of Restricted Stock. The 1,500,000 pre-Stock Split restricted shares held by an affiliate of Deeas will have been surrendered for cancellation to the treasury of Deeas for $120,000 payable by Jupili.

(o)

Amendment to Certificate of Incorporation. Prior to the Closing, Deeas shall have filed an amendment to its certificate of incorporation to change its name from “Deeas Resources Inc.” to “GTX Corp” in accordance with applicable corporate and securities laws.

(p)

Amendment to Bylaws. Deeas will have amended its bylaws to adopt any changes reasonably requested by GTX, provided such changes are communicated to Deeas at least 10 calendar days prior to the Closing Date to permit Deeas to effect same.

(q)

Voting Rights. The holders of Warrants will have each provided to Patrick Bertagna, or his duly appointed designee, a proxy in the form set out in Schedule 9 for voting at any meetings of shareholders of Deeas with respect to any Warrant Shares issued upon exercise of the Warrants until the earlier of the: (i) seventh anniversary of the Closing Date; or (ii) the date the Warrant Shares are resold on the public market through the over-the-counter market or a national securities exchange.

(r)	Equity Compensation Plan. The Equity Compensation Plan shall have been approved by Deeas.

(s)

Board of Directors of Deeas. At Closing, the board of directors of Deeas will consist of five directors, four of whom will be nominated by GTX and one of whom will be nominated by Deeas. Two of the directors nominated by GTX will not be employed by GTX, nor hold over 5% of the issued and outstanding common stock of Deeas.

(t)

Management of Deeas. Deeas will have appointed Patrick E. Bertagna as Chief Executive Officer, Christopher M. Walsh as Chief Operations Officer and Murray Williams as Chief Financial Officer, Secretary and Treasurer.

(u)	Banking Information. At Closing, Deeas will provide all information reasonably requested by GTX related to the bank accounts of Deeas and the Subsidiary.

4.          POST CLOSING COVENANTS OF THE PARTIES

4.1        Registration of Securities. Deeas will use commercially reasonable efforts to register the PIPE Shares, the Warrant Shares and the securities issued upon conversion of the Bridge Loan (collectively, the “Securities”) under a registration statement filed with the SEC (the “Registration Statement”) as soon as practicable after Closing. If Deeas fails to file the Registration Statement to register the Securities for resale:

(a)	within forty five (45) days after the filing of the Form 8-K to announce the Closing; or

(b)	within thirty (30) days after clearing all comments on the Form 8-K from the SEC on the Form 8- K, if applicable,

Deeas shall pay Jupili liquidated damages equal to 5% of the total offering of the PIPE, payable in Units on the same terms as the PIPE (the “Additional Units”), and will register the Additional Units in the Registration Statement. If the Registration Statement is declared effective by the SEC prior to the issuance of the Additional Units, Deeas shall immediately file a post effective amendment to the Registration Statement in accordance with Applicable Securities Legislation to register the Additional Units. If the Closing occurs prior to February 15, 2008, Deeas shall have until April 15, 2008 to file the Registration Statement.

4.2        Option to Raise Additional Financing. Deeas shall have the option to raise an additional $2,000,000 (not including the value of any funds received upon the exercise of warrants issued in connection with such financing) from third parties at a price not less than the price of the PIPE (“PIPE II”). Securities issued in PIPE II may also be registrable in the Registration Statement. After the Registration Statement is filed with the SEC, Deeas shall have the option to raise additional funds upon such terms as determined by the Board of Directors of Deeas, in its sole discretion.

4.3        Exercise of Warrants. Jupili guarantees that no less than 1,000,000 Warrants will be exercised in cash within six months of the Closing, provided that if the Registration Statement is not filed in accordance with the terms in Section 4.1, the exercise period will be extended so that Jupili guarantees that no less than 1,000,000 Warrants will be exercised in cash within ten (10) months of the Closing. If the Warrants are not exercised at the end of such six month period (or ten (10) months, if extended as required), GTX shall have the right to compel Jupili to purchase 1,000,000 shares of common stock in the capital of Deeas at $1.25 per share.

5.          REPRESENTATIONS AND WARRANTIES OF GTX

5.1        GTX represents and warrants to Deeas, and acknowledges that Deeas is relying upon such representations and warranties, in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Deeas, as follows:

(a)

Organization and Good Standing. GTX is a corporation duly incorporated, organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to own, lease and to carry on its business as now being conducted.

(b)

Authority. GTX has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the “GTX Documents”) to be signed by GTX and to perform its obligations hereunder and to consummate the Transaction contemplated hereby. The execution and delivery of each of the GTX Documents by GTX and the consummation by GTX of the Transaction contemplated hereby have been duly authorized by GTX’s board of directors. No other corporate or shareholder proceedings on the part of GTX is necessary to authorize such documents or to consummate the Transaction contemplated hereby. This Agreement has been, and the other GTX Documents when executed and delivered by GTX will be, duly executed and delivered by GTX and this Agreement is, and the other GTX Documents when executed and delivered by GTX as contemplated hereby will be, valid and binding obligations of GTX enforceable in accordance with their respective terms except:

(i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally;

(ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

(iii) as limited by public policy.

(c)

Capitalization of GTX. The entire authorized capital stock of GTX consists of 25,000,000 shares of common stock with a par value of $0.001 per share (the “GTX Common Stock”) and no shares of preferred stock. There are 21,113,521 shares of GTX Common Stock issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of GTX Common Stock have been duly authorized, are validly issued, were not issued in violation of any pre-emptive rights and are fully paid and non-assessable, are not subject to pre-emptive rights and were issued in full compliance with the general corporate laws of the State of California and its articles and bylaws. Other than the 21,113,521 shares of GTX Common Shares issued and outstanding as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, phantom shares, conversion rights, or other rights, agreements, or commitments obligating GTX to issue any additional shares of GTX Common Stock, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from GTX any shares of GTX Common Stock as of the date of this Agreement. There are no agreements to which GTX is a party purporting to restrict the transfer of the GTX Common Stock, no voting agreements, shareholders’ agreements, voting trusts, or other arrangements restricting or affecting the voting of the GTX Common Stock. On the Closing Date, there will be 21,113,521 shares of GTX Common Stock issued and outstanding, no preferred shares of GTX issued and outstanding, and no options or warrants outstanding.

(d)	Shareholders of GTX Common Stock. The Selling Shareholders, as listed in Schedule 1 to this Agreement, are the only registered and beneficial holders of the GTX Shares.

(e)	Directors and Officers of GTX. The duly elected or appointed directors and the duly appointed officers of GTX are as set out in Schedule 3 to this Agreement.

(f)

Corporate Records of GTX. The corporate records of GTX, as required to be maintained by it pursuant to the corporate laws of the State of California, are accurate, complete and current in all material respects, and the minute book of GTX is, in all material respects, correct and contains all material records required by the laws of the State of California in regards to all proceedings, consents, actions and meetings of the shareholders and the board of directors of California.

(g)	Subsidiaries. GTX has no wholly-owned or partially-owned subsidiaries.

(h)	Non-Contravention. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transaction, will:

(i)

conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of GTX under any term, condition or provision of any loan or credit agreement, note, debenture, bond, mortgage, indenture, lease or other agreement, instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to GTX, or any of its property or assets that would have a material adverse effect on the business, operations, assets, properties, prospects, or conditions of GTX taken as a whole (a “GTX Material Adverse Effect”);

(ii)	violate any provision of the articles or bylaws of GTX; or

(iii)	violate any order, writ, injunction, decree, statute, rule, or regulation of any court or governmental or regulatory authority applicable to GTX or any of its material property or assets.

(i)

Actions and Proceedings. To the best knowledge of GTX, there is no basis for and there is no action, suit, judgment, claim, demand or proceeding outstanding or pending, or threatened against or affecting GTX or which involves any of the business, or the properties or assets of GTX that, if adversely resolved or determined, would have a GTX Material Adverse Effect. There is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have such a GTX Material Adverse Effect.

(j)	Compliance.

(i)

To the best knowledge of GTX, GTX is in compliance with, is not in default or violation in any material respect under, and has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation to the business or operations of GTX;

(ii)

To the best knowledge of GTX, GTX is not subject to any judgment, order or decree entered in any lawsuit or proceeding applicable to its business and operations that would constitute a GTX Material Adverse Effect;

(iii)

GTX has duly filed all reports and returns required to be filed by it with governmental authorities and has obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement. All of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending or to the best knowledge of GTX, threatened, and none of them will be affected in a material adverse manner by the consummation of the Transaction; and

(iv)

To the best knowledge of GTX, GTX has operated in material compliance with all laws, rules, statutes, ordinances, orders and regulations applicable to its business. GTX has not received any notice of any violation thereof, nor is GTX aware of any valid basis therefore.

(k)

Filings, Consents and Approvals. To the best knowledge of GTX, no filing or registration with, no notice to and no permit, authorization, consent, or approval of any public or governmental body or authority or other person or entity is necessary for the consummation by GTX of the Transaction contemplated by this Agreement or to enable GTX to continue to conduct its business after the Closing Date in a manner which is consistent with that in which the business is presently conducted.

(l)

Absence of Undisclosed Liabilities. Except as disclosed in the GTX Financial Statements or Schedule 5, GTX does not have any Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise that, in the aggregate, exceed $5,000, which have not heretofore been paid or discharged.

(m)	Absence of Changes. Since the date of incorporation of GTX, and except as modified or disclosed in Schedule 5, GTX has not:

(i)

failed to pay or discharge when due any Liabilities of which the failure to pay or discharge has caused or will cause any material damage or risk of material loss to it or any of its assets or properties;

	(ii)	sold, encumbered, assigned or transferred any material fixed assets or properties except for ordinary course business transactions consistent with past practice;

(iii)

created, incurred, assumed or guaranteed any indebtedness for money borrowed, or mortgaged, pledged or subjected any of the material assets or properties of GTX to any mortgage, lien, pledge, security interest, conditional sales contract or other encumbrance of any nature whatsoever;

(iv)

made or suffered any amendment or termination of any material agreement, contract, commitment, lease or plan to which it is a party or by which it is bound, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(v)

declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of its capital shares or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of its capital shares or equity securities;

	(vi)	suffered any damage, destruction or loss, whether or not covered by insurance, that materially and adversely effects its business, operations, assets, properties or prospects;

	(vii)	suffered any material adverse change in its business, operations, assets, properties, prospects or condition (financial or otherwise);

(viii)

received notice or had knowledge of any actual or threatened labor trouble, termination, resignation, strike or other occurrence, event or condition of any similar character which has had or might have an adverse effect on its business, operations, assets, properties or prospects;

(ix)

made commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $5,000, except such as may be involved in ordinary repair, maintenance or replacement of its assets;

(x)

other than in the ordinary course of business, increase the salaries or other compensation of, or made any advance (excluding advances for ordinary and necessary business expenses) or loan to, any of its employees or directors or made any increase in, or any addition to, other benefits to which any of its employees or directors may be entitled;

	(xi)	entered into any transaction other than in the ordinary course of business consistent with past practice; or

	(xii)	agreed, whether in writing or orally, to do any of the foregoing.

(n)

Personal Property. GTX possesses, and has good and marketable title of all property necessary for the continued operation of the business of GTX as presently conducted and as represented to Deeas. All such property is used in the business of GTX. All such property is in reasonably good operating condition, and is reasonably fit for the purposes for which such property is presently used. All material equipment, furniture, fixtures and other tangible personal property and assets owned or leased by GTX are owned by GTX free and clear of all liens, security interests, charges, encumbrances, and other adverse claims.

(o)

Intellectual Property. GTX has all property rights and interest in the Intellectual Property Assets in the United States and holds all interests in all aspects of the Intellectual Property Assets and the intellectual property involved. The Intellectual Property Assets do not infringe upon the intellectual rights of any other party. Schedule 8 attached hereto sets out all interests regarding the Intellectual Property Assets.

(p)	Employees and Consultants. Schedule 7 is a complete list of all employees and consultants of GTX. GTX does not have any employees or consultants earning more than $150,000 per annum

(q)

Real Property. GTX does not own any real property. Each of the leases, subleases, claims, capital expenditures, Taxes or other real property interests (collectively, the “Leases”) to which GTX is a party or is bound, as set out in Schedule 5 to this Agreement, is legal, valid, binding, enforceable and in full force and effect in all material respects. The Leases will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms on the Closing Date. GTX has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Leases or the leasehold property pursuant thereto.

(r)

Material Contracts and Transactions. Schedule 6 to this Agreement lists each material contract, agreement, license, permit, arrangement, commitment, instrument or contract to which GTX is a party (each, a “Contract”). The continuation, validity, and effectiveness of each Contract will in no way be affected by the consummation of the Transaction contemplated by this Agreement. There exists no actual or threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract.

(s)	Certain Transactions. GTX is not a guarantor or indemnitor of any indebtedness of any third party, including any person, firm or corporation.

(t)

No Brokers. Except for the payment of the Success Fee to Jupili, GTX has not incurred any obligation or liability to any party for any brokerage fees, agent’s commissions, or finder’s fees in connection with the Transaction contemplated by this Agreement.

(u)

Completeness of Disclosure. No representation or warranty by GTX in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Deeas pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.

(v)	Financial Condition. The GTX Financial Statements delivered by GTX are true in all material respects.

(w)

Questionable Payments. Neither GTX nor any employee, agent or representative of GTX has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using GTX funds or made any payments from GTX’s funds to governmental officials for improper purposes or made any illegal payments from GTX’s funds to obtain or retain business.

(x)

Intellectual Property. GTX and the Selling Shareholders have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of GTX infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

(y)	Insurance. GTX has no insurance policies in effect.

(z)	Tax Matters.

(i)

GTX has filed all tax returns that it was required to file under applicable laws and regulations. All such tax returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by GTX (whether or not shown on any tax return) have been paid. No claim has ever been made by an authority in a jurisdiction where GTX does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are not liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of GTX.

(ii)

GTX has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(iii)

There has been no material issue raised or material adjustment proposed (and none is pending) by the U.S. Internal Revenue Service or any authority in a jurisdiction where GTX files tax returns or any other taxing authority in connection with any of GTX’s tax returns.

(iv) No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from GTX.

(aa)

Interested Party Transactions. No employee, officer, director or shareholder of GTX or a member of his or her immediate family is indebted to GTX, nor is GTX indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of GTX, and (iii) for other employee benefits made generally available to all employees. To the knowledge of GTX, no employee, officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with GTX (other than such contracts as relate to any such individual ownership of interests in or securities of GTX).

6.          REPRESENTATIONS AND WARRANTIES OF SELLING SHAREHOLDERS

6.1        Each of the Selling Shareholders represents and warrants to Deeas, and acknowledges that Deeas is relying upon such representations and warranties, in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Deeas, as follows:

(a)

Each Selling Shareholder is the registered and beneficial owner of the number of GTX Shares listed next to his, her or its name in Schedule 1 to this Agreement and each Selling Shareholder has no interest, legal or beneficial, direct or indirect, in any other shares of, or the assets or business of GTX.

(b)	Schedule 1 to this Agreement contains a true and complete list of each Selling Shareholder.

(c)

Each Selling Shareholder has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to transfer the beneficial title and ownership of the GTX Shares to Deeas.

7.          REPRESENTATIONS AND WARRANTIES OF DEEAS

7.1        Deeas represents and warrants to GTX and the Selling Shareholders and acknowledges that GTX and the Selling Shareholders are relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of GTX or the Selling Shareholders, as follows:

(a)

Organization and Good Standing. Deeas is a corporation duly incorporated, organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to own, lease and to carry on its business as now being conducted. The Subsidiary is duly incorporated, organized, validly existing and in good standing under the laws of the Province of British Columbia, and has the requisite corporate power and authority to own, lease and to carry on its business as now being conducted.

(b)

Authority. Deeas has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the “Deeas Documents”) to be signed by Deeas and to perform its obligations hereunder and to consummate the Transaction contemplated hereby. The execution and delivery of each of the Deeas Documents by Deeas and the consummation by Deeas of the Transaction contemplated hereby have been duly authorized by Deeas’ board of directors. Except for certain filings required under the 1934 Act to consummate the Transaction, no other corporate or shareholder proceedings on the part of Deeas is necessary to authorize such documents or to consummate the Transaction contemplated hereby. This Agreement has been, and the other Deeas Documents when executed and delivered by Deeas as contemplated by this Agreement will be, duly executed and delivered by Deeas and this Agreement is, and the other Deeas Documents when executed and delivered by Deeas as contemplated hereby will be, valid and binding obligations of Deeas enforceable in accordance with their respective terms, except:

	(i)	as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally;

	(ii)	as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and,

	(iii)	as limited by public policy.

(c)

Maximum Liabilities. Immediately prior to Closing, Deeas will not have any Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise that could in the aggregate exceed $100, which have not been paid or discharged at that time.

(d)

Capitalization of Deeas. Prior to the Stock Split, the entire authorized capital stock Deeas consists of 100,000,000 shares of common stock with a par value of $0.001 per share (the “Deeas Common Stock”) and 10,000,000 shares of preferred stock with a par value of $0.001 per share (the “Deeas Preferred Stock”). As of the date of this Agreement and prior to the Stock Split, there are 2,176,000 shares of Deeas Common Stock issued and outstanding and no shares of Deeas Preferred Stock issued and outstanding. All of the issued and outstanding shares of Deeas Common Stock have been duly authorized, are validly issued, were not issued in violation of any pre-emptive rights and are fully paid and non-assessable, are not subject to pre-emptive rights and were issued in full compliance with all federal, state, and local laws, rules and regulations. Other than as contemplated by this Agreement, there are no outstanding options, warrants, subscriptions, phantom shares, conversion rights, or other rights, agreements, or commitments obligating Deeas to issue any additional shares of Deeas Common Stock, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from Deeas any shares of Deeas Common Stock as of the date of this Agreement. There are no agreements to which Deeas is a party purporting to restrict the transfer of the Deeas Common Stock, no voting agreements, voting trusts, or other arrangements restricting or affecting the voting of the Deeas Common Stock. On the Closing Date, and except as contemplated herein, there will be 13,999,960 shares of

Deeas Common Stock issued and outstanding, no shares of Deeas Preferred Stock issued and outstanding and, except as contemplated herein, no options or warrants outstanding.

(e)	Directors and Officers of Deeas. The duly elected or appointed directors and the duly appointed officers of Deeas are as listed on Schedule 4 to this Agreement.

(f)

Corporate Records of Deeas. The corporate records of Deeas, as required to be maintained by it pursuant to the Nevada Corporations Code, are accurate, complete and current in all material respects, and the minute book of Deeas is, in all material respects, correct and contains all material records required by the laws of the State of Nevada in regards to all proceedings, consents, actions and meetings of the shareholders and the board of directors of Deeas.

(g)	Non-Contravention. Neither the execution, delivery and performance of this Agreement, nor the consummation of this Transaction will:

(i)

conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Deeas under any term, condition or provision of any loan or credit agreement, note, debenture, bond, mortgage, indenture, lease or other agreement, instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Deeas or any of its property or assets that would have a material adverse effect on the business, operations, assets, properties, prospects, or conditions of Deeas taken as a whole (a “Deeas Material Adverse Effect”);

(ii) violate any provision of the applicable incorporation or charter documents of Deeas; or

(iii) violate any order, writ, injunction, decree, statute, rule, or regulation of any court or governmental or regulatory authority applicable to Deeas or any of its material property or assets.

(h)

Validity of Deeas Shares. The Deeas Shares to be issued to the Selling Shareholders upon consummation of the Transaction in accordance with this Agreement will, upon issuance, have been duly and validly authorized and, when so issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.

(i)

Actions and Proceedings. To the best knowledge of Deeas, there is no basis for and there is no action, suit, judgment, claim, demand or proceeding outstanding or pending, or threatened against or affecting Deeas or which involves any of the business, or the properties or assets of Deeas that, if adversely resolved or determined, would have a Deeas Material Adverse Effect. There is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have such a Deeas Material Adverse Effect.

(j)	Compliance.

(i)

To the best knowledge of Deeas, Deeas is in compliance with, is not in default or violation in any material respect under, and has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation to the business or operations of Deeas;

(ii)

To the best knowledge of Deeas, Deeas is not subject to any judgment, order or decree entered in any lawsuit or proceeding applicable to its business and operations that would constitute an Deeas Material Adverse Effect;

(iii)

Deeas has duly filed all reports and returns required to be filed by it with governmental authorities and has obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement. All of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending or to the best knowledge of Deeas, threatened, and none of them will be affected in a material adverse manner by the consummation of the Transaction; and

(iv)

To the best knowledge of Deeas, Deeas has operated in material compliance with all laws, rules, statutes, ordinances, orders and regulations applicable to its business. Deeas has not received any notice of any violation thereof, nor is Deeas aware of any valid basis therefore.

(k)

Filings, Consents and Approvals. Deeas will conduct or obtain any filing, registration, permit or authorization from any public or governmental body or authority or other person that is necessary for the consummation by Deeas of the Transaction contemplated by this Agreement and to continue to conduct its business after the Closing Date in a manner which is consistent with that in which it is presently conducted.

(l)

SEC Filings. Deeas has furnished or made available to GTX and the Selling Shareholders a true and complete copy of each report, schedule, registration statement and proxy statement filed by Deeas with the SEC (collectively, and as such documents have since the time of their filing been amended, the “Deeas SEC Documents”). As of their respective dates, the Deeas SEC Documents complied in all material respects with the applicable requirements and regulations of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder applicable to such Deeas SEC Documents. All filings by Deeas with the SEC have contained information which is true and correct in all material respects, and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading or which could have a Deeas Material Adverse Effect.

(m)

Financial Statements. The consolidated financial statements of Deeas included in the Deeas SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the applicable form under the 1933 Act and/or the 1934 Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of Deeas as of the dates thereof and its consolidated statements of operations, Shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a Deeas Material Adverse Effect). Deeas is in compliance in all material respects with applicable requirements of the Sarbanes-Oxley Act of 2002 and the regulations adopted thereunder.

(n)	Absence of Certain Changes or Events. Except as and to the extent disclosed in the Deeas SEC Documents, there has not been:

(i) a Deeas Material Adverse Effect; or

(ii) any material change by Deeas in its accounting methods, principles or practices.

(o)	Subsidiaries. Deeas has one wholly-owned subsidiary, 0578372 B.C. Ltd., which is registered in British Columbia. Deeas has no partially-owned subsidiaries.

(p)	Personal Property. There are no material equipment, furniture, fixtures and other tangible personal property and assets owned or leased by Deeas, except as disclosed in the Deeas SEC Documents.

(q)	Employees and Consultants. Deeas does not have any employees or consultants, except as disclosed in the Deeas SEC Documents.

(r)

Material Contracts and Transactions. Other than as set out in the Deeas SEC Documents, there are no material contracts, agreements, licenses, permits, arrangements, commitments, instruments, understandings or contracts, whether written or oral, express or implied, contingent, fixed or otherwise, to which Deeas or the Subsidiary is a party.

(s)

No Brokers. Deeas has not incurred any obligation or liability to any party for any brokerage fees, agent’s commissions, or finder’s fees in connection with the Transaction contemplated by this Agreement.

(t)	Certain Transactions. Deeas is not a guarantor or indemnitor of any indebtedness of any third party, including any person, firm or corporation.

(u)

Completeness of Disclosure. No representation or warranty by Deeas in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to GTX pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.

(v)	Tax Matters.

(i)

Deeas has filed all tax returns that it was required to file under applicable laws and regulations. All such tax returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Deeas (whether or not shown on any tax return) have been paid. No claim has ever been made by an authority in a jurisdiction where Deeas does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are not liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Deeas.

(ii)

Deeas has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(iii)

There has been no material issue raised or material adjustment proposed (and none is pending) by the U.S. Internal Revenue Service or any authority in a jurisdiction where Deeas files tax returns or any other taxing authority in connection with any of Deeas’s tax returns.

(iv) No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from Deeas.

(w)

SEC or FINRA Inquiries and SEC Comment Letters. Except for one SEC comment letter, as disclosed in Schedule 10, received during the filing and registration process of Deeas’ initial Form SB-2, neither Deeas nor any of its past or present officers or directors is, or has ever been, the subject of any comment letter, formal or informal inquiry or investigation by the SEC or FINRA, formerly known as the NASD.

(x)	Events Subsequent to Deeas Financial Statements. Since November 30, 2007, there has not been:

(i) Any sale, lease, transfer, license or assignment of any material assets, tangible or intangible, of Deeas or Subsidiary;

(ii)	Any damage, destruction or property loss, that materially and adversely affected the properties or business of Deeas or the Subsidiary;

(iii)

Any declaration or setting aside or payment of any dividend or distribution with respect to the shares of capital stock of Deeas or the Subsidiary or any redemption, purchase or other acquisition of any such shares;

(iv)	Any subjection to any lien on any of the assets, tangible or intangible, of Deeas or the Subsidiary;

(v)	Any incurrence of indebtedness or liability or assumption of obligations by Deeas or the Subsidiary, except for ordinary course business transactions consistent with past practice;

(vi)	Any waiver or release by Deeas or Subsidiary of any right of any material value;

(vii)	Any compensation or benefits paid to officers or directors of Deeas or Subsidiary;

(viii)

Any loan to or other transaction with any officer, director or shareholder of Deeas or the Subsidiary giving rise to any claim or right of Deeas or the Subsidiary against any such person or of such person against Deeas or the Subsidiary; or

(ix)	Any material adverse change in the condition (financial or otherwise) of the respective properties, assets, liabilities or business of Deeas or the Subsidiary.

(y)

Questionable Payments. Neither Deeas, the Subsidiary, nor any employee, agent or representative of Deeas or Subsidiary has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using Company funds or made any payments from Deeas’ or Subsidiary’s funds to governmental officials for improper purposes or made any illegal payments from Deeas’ or Subsidiary’s funds to obtain or retain business.

(z)

Intellectual Property. Neither Deeas nor Subsidiary owns or uses any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. Deeas and the Deeas Shareholders have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Deeas or any Subsidiary infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

(aa)	Insurance. Neither Deeas nor Subsidiary has any insurance policies in effect.

(bb)

Listing and Maintenance Requirements. Deeas’s common stock is currently quoted on the OTC Bulletin Board and Deeas has not, in the 12 months preceding the date hereof, received any notice from the OTC Bulletin Board or FINRA or any trading market on which Deeas’s common stock is or has been listed or quoted to the effect that Deeas is not in compliance with the quoting, listing or maintenance requirements of the OTCBB or such other trading market. Deeas is, and has no reason to believe that it will not, in the foreseeable future continue to be, in compliance with all such quoting, listing and maintenance requirements.

(cc)

Internal Accounting Controls. Deeas maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Deeas has established disclosure controls and procedures (as defined in the 1934 Act Rules 13a-15(e) and 15d-15(e)) for Deeas and designed such disclosure controls and procedures to ensure that material information relating to Deeas is made known to the certifying officers by others within Deeas, particularly during the period in which the Deeas’ Form 10-KSB or 10-QSB, as the case may be, is being prepared. Deeas’ certifying officers have evaluated the effectiveness of Deeas’ controls and procedures as of end of the filing period prior to the filing date of the Form 10-KSB for the fiscal year ended August 31, 2007 (such date, the “Evaluation Date”). Deeas presented in its most recently filed Form 10-KSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in Deeas’ internal controls (as such term is defined in Item 307(b) of Regulation S-K under the 1934 Act) or, to Deeas’ knowledge, in other factors that could significantly affect Deeas’ internal controls.

(dd)

Application of Takeover Protections. Deeas and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Deeas’s certificate or articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to GTX or the Selling Shareholders as a result of the Transaction or the exercise of any rights by GTX or the Selling Shareholders pursuant to this Agreement.

(ee)

Interested Party Transactions. No employee, officer, director or shareholder of Deeas or a member of his or her immediate family is indebted to Deeas, nor is Deeas indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of Deeas, and (iii) for other employee benefits made generally available to all employees. To the knowledge of Deeas, no employee, officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Deeas (other than such contracts as relate to any such individual ownership of interests in or securities of Deeas).

8.          ADDITIONAL COVENANTS OF THE PARTIES

8.1        Notification of Financial Liabilities. GTX will immediately notify Deeas in accordance with Section 12.6 hereof, if GTX receives any advice or notification from its independent certified public accounts that GTX has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books, records, and accounts of GTX, any properties, assets, Liabilities, revenues, or expenses. Notwithstanding any statement to the contrary in this Agreement, this covenant will survive Closing and continue in full force and effect for a period of twelve (12) months.

8.2        Access and Investigation. Between the date of this Agreement and the Closing Date, GTX, on the one hand, and Deeas, on the other hand, will, and will cause each of their respective representatives to:

(a)	afford the other and its representatives full and free access to its personnel, properties, assets, contracts, books and records, and other documents and data;

(b)

furnish the other and its representatives with copies of all such contracts, books and records, and other existing documents and data as required by this Agreement and as the other may otherwise reasonably request; and

(c)	furnish the other and its representatives with such additional financial, operating, and other data and information as the other may reasonably request.

All of such access, investigation and communication by a party and its representatives will be conducted during normal business hours and in a manner designed not to interfere unduly with the normal business operations of the other party. Each party will instruct its auditors to co-operate with the other party and its representatives in connection with such investigations.

8.3        Confidentiality.

(a)

All information regarding the business of GTX including, without limitation, financial information that GTX provided to Deeas will be kept in strict confidence by Deeas and will not be given to any other person or party or used (except in connection with due diligence and except as required to file a news release and Current Report on Form 8-K disclosure regarding the transaction to the public after the Closing), dealt with, exploited or commercialized by Deeas or disclosed to any third party (other than Deeas’s professional accounting and legal advisors) without the prior written consent of GTX. If the Transaction contemplated by this Agreement does not proceed for any reason, then upon receipt of a written request from GTX, Deeas will immediately return to GTX (or as directed by GTX) any information received regarding GTX’s business, including copies thereof. Likewise, all information regarding the business of Deeas including, without limitation, financial information that Deeas provided to GTX will be kept in strict confidence by GTX and will not be given to any other person or party or used (except in connection with due diligence), dealt with, exploited or commercialized by GTX or disclosed to any third party (other than GTX’s professional accounting and legal advisors) without Deeas’s prior written consent. If the Transaction contemplated by this Agreement does not proceed for any reason, then upon receipt of a written request from Deeas, GTX will immediately return to Deeas (or as directed by Deeas) any information received regarding Deeas’s business, including copies thereof. Each party will provide an affidavit to the other that all documents were returned.

(b)

Deeas and GTX acknowledge and agree, subject to disclosure obligations under Applicable Securities Legislation or other laws or regulations, that neither party will make any public pronouncements concerning the terms of this Agreement without the express written consent of the other party, such consent will not be unreasonably withheld.

(c)

GTX acknowledges and agrees to neither trade nor allow any of its employees or agents to trade in the securities of Deeas while in possession of material information about Deeas that has not been publicly disclosed.

8.4        Notification. Between the date of this Agreement and the Closing Date, each of the parties to this Agreement will promptly notify the other parties in writing if it becomes aware of any fact or condition that causes or constitutes a material breach of any of its representations and warranties as of the date of this Agreement, if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a material breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Schedules relating to such party, such party will promptly deliver to the other parties a supplement to the Schedules specifying such change. During the same period, each party will promptly notify the other parties of the occurrence of any material breach of any of its covenants in this Agreement or of the occurrence of any event that may make the satisfaction of such conditions impossible or unlikely.

8.5        Exclusivity. Until such time, if any, as this Agreement is terminated pursuant to this Agreement, but in no event later than the Closing Date, GTX and Deeas will not solicit or accept any inquiries or proposals from, negotiate with, or provide any non-public information to, any person or entity relating to any reverse merger or share exchange transaction.

8.6        Conduct of GTX and Deeas Business Prior to Closing. Except as expressly contemplated by this Agreement or for purposes in furtherance of this Agreement, from the date of this Agreement to the Closing Date, and except to the extent that Deeas otherwise consents in writing, GTX will operate its business substantially as presently operated and only in the ordinary course and in compliance with all applicable laws, and use its best efforts to preserve intact its good reputation and present business organization and to preserve its relationships with persons having business dealings with it. Likewise, from the date of this Agreement to the Closing Date, and except to the extent that GTX otherwise consents in writing, Deeas will operate its business substantially as presently operated and only in the ordinary course and in compliance with all applicable laws, and use its best efforts to preserve intact its good reputation and present business organization and to preserve its relationships with persons having business dealings with it.

8.7        Full Disclosure Requirement. GTX acknowledges that Deeas is required to file a prospectus level disclosure document on Form 8-K which includes discussion of all aspects of its business, financial affairs, risks and its management with the SEC within four (4) business days of the Closing Date. GTX and the Selling Shareholders will cooperate fully in providing Deeas with all information and documentation reasonably requested.

8.8        Certain Acts Prohibited – GTX. Except as expressly contemplated by this Agreement or for the purposes in furtherance of this Agreement, between the date of this Agreement and the Closing Date, GTX will not, without the prior written consent of Deeas:

(a)	amend its articles, bylaws or other incorporation documents;

(b)	incur any liability or obligation or encumber or permit the encumbrance of any properties or assets of GTX except in the ordinary course of business, consistent with past practice;

(c)	dispose of or contract to dispose of any GTX property or assets, except in the ordinary course of business consistent with past practice;

(d)

issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, but not limited to, stock appreciation rights or phantom stock) of GTX;

(e)	declare, set aside or pay any dividends on, or make any other distributions in respect of the GTX Common Stock;

(f)	split, combine or reclassify any GTX Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of GTX Common Stock; or

(g)

materially increase benefits or compensation expenses of GTX, other than as contemplated by the terms of any employment agreement in existence on the date of this Agreement, increase the cash compensation of any director, executive officer or other key employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any such person.

8.9        Certain Acts Prohibited - Deeas. Except as expressly contemplated by this Agreement or for the purposes in furtherance of this Agreement, between the date of this Agreement and the Closing Date, Deeas will not, without the prior written consent of GTX:

(a)	amend its articles or bylaws, or other incorporation documents;

(b)	incur any liability or obligation or encumber or permit the encumbrance of any properties or assets of Deeas except in the ordinary course of business consistent with past practice;

(c)	dispose of or contract to dispose of any Deeas property or assets, except in the ordinary course of business consistent with past practice;

(d)

materially increase benefits or compensation expenses of Deeas, increase the cash compensation of any director, executive officer or other key employee or pay any benefit or amount to any such person; or

(e)

issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, but not limited to, stock appreciation rights or phantom stock) of Deeas.

8.10       Public Announcements. Until the Closing Date, Deeas and GTX each agree that they will not release or issue any reports or statements or make any public announcements relating to this Agreement or the Transaction contemplated herein without the prior written consent of the other party, except as may be required upon written advice of counsel to comply with applicable laws or regulatory requirements after consulting with the other party hereto and seeking their reasonable consent to such announcement. GTX and the Selling Shareholders acknowledge that Deeas must comply with Applicable Securities Legislation requiring full disclosure of material facts and agreements in which Deeas is involved, and GTX and the Selling Shareholders will co-operate to assist Deeas in meeting its obligations.

9.          CLOSING

9.1        Closing. The Closing will take place on the Closing Date at the offices of the lawyers for Deeas or at such other location as agreed to by the parties. Notwithstanding the location of the Closing, each party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel for GTX and Deeas, provided such undertakings are satisfactory to each party’s respective legal counsel.

9.2        Closing Deliveries of GTX and the Selling Shareholders. At Closing, GTX and the Selling Shareholders will deliver or cause to be delivered the following, fully executed and in the form and substance reasonably satisfactory to Deeas:

(a)	copies of all resolutions and/or consent actions adopted by or on behalf of the board of directors of GTX evidencing approval of this Agreement and the Transaction;

(b)

if any of the Selling Shareholders appoint any person, by power of attorney or equivalent, to execute this Agreement or any other agreement, document, instrument or certificate contemplated by this agreement, on behalf of the Selling Shareholder, a valid and binding power of attorney or equivalent from such Selling Shareholder;

(c)	a duly completed and signed Schedule 2 or Schedule 11, as applicable, from each of the Selling Shareholders;

(d)	share certificates representing the GTX Shares as required by Section 2.5 of this Agreement;

(e)	a certificate of good standing for GTX from its jurisdiction of incorporation, dated not earlier than five days prior to the Closing Date;

(f)	all certificates and other documents required by Section 3.1 of this Agreement;

(g)	a certificate from the Secretary of GTX attaching:

(i) a copy of GTX’s articles, bylaws and all other incorporation documents, as amended through the Closing Date; and

(ii) copies of resolutions duly adopted by the board of directors of GTX approving the execution and delivery of this Agreement and the consummation of the transactions contemplated herein;

(h)	a certificate of an officer of GTX, dated as of Closing, certifying that:

(i) each covenant and obligation of GTX has been complied with, and

(ii) each representation, warranty and covenant of GTX is true and correct at the Closing as if made on and as of the Closing;

(i)	the GTX Documents and any other necessary documents, each duly executed by GTX, as required to give effect to the Transaction;

(j)

a legal opinion from counsel for GTX addressed to Deeas and Jupili opining as to various matters relating to GTX and its affairs, including the forms and validity of the securities being exchanged, the legality and sufficiency of the corporate proceedings, and other matters incident to the matters contemplated in the Transaction, with such qualifications and limitations as are usual and customary in similar transactions;

(k)	evidence of payment of the Success Fee; and

(l)	delivery of the GTX Financial Statements.

9.3        Closing Deliveries of Deeas. At Closing, Deeas will deliver or cause to be delivered the following, fully executed and in the form and substance reasonably satisfactory to GTX:

(a)	copies of all resolutions and/or consent actions adopted by or on behalf of the board of directors of Deeas evidencing approval of this Agreement and the Transaction;

(b)	share certificates representing the Deeas Shares to the Selling Shareholders in the amounts as set out in Schedule 1 to this Agreement;

(c)	a certificate of good standing for Deeas issued by the Secretary of State of Nevada dated not earlier than five days prior to the Closing Date;

(d)	all certificates and other documents required by Section 3.2 of this Agreement;

(e)	a certificate from the Secretary of Deeas attaching:

(i)	a copy of Deeas’ articles, bylaws and all other incorporation documents, as amended through the Closing Date; and

(ii)	copies of resolutions duly adopted by the board of directors of Deeas approving the execution and delivery of this Agreement and the consummation of the transactions contemplated herein;

(f)	a certificate of an officer of Deeas, dated as of Closing, certifying that:

(i) each covenant and obligation of Deeas has been complied with, and

(ii) each representation, warranty and covenant of Deeas is true and correct at the Closing as if made on and as of the Closing;

(g)	the Deeas Documents and any other necessary documents, each duly executed by Deeas, as required to give effect to the Transaction;

(h)

a legal opinion from counsel for Deeas addressed to GTX and the Selling Shareholders opining as to various matters relating to Deeas and its affairs, including the forms and validity of the Deeas Shares being issued, the legality and sufficiency of the corporate proceedings, and other matters incident to the issuance of the Deeas Shares, with such qualifications and limitations as are usual and customary in similar transactions;

(i)	copy of a duly executed Investor Relations Agreement;

(j)	evidence of adoption of the Equity Compensation Plan;

(k)	evidence of the closing of the PIPE and the issuance of the PIPE Shares and Warrants thereunder;

(l)	evidence of conversion of the Bridge Loan and the issuance of the securities thereunder;

(m)	certificate from the transfer agent of Deeas setting out the number of shares of Deeas Common Stock issued and outstanding on the Closing Date;

(n)	all EDGAR filing codes of Deeas;

(o)	resignation of Jeffrey Sharpe from all positions as executive officer of Deeas; and

(p)	all information reasonably requested by GTX relevant to the bank accounts of Deeas and the Subsidiary.

10.          TERMINATION

10.1        Termination. This Agreement may be terminated at any time prior to the Closing Date contemplated hereby by:

(a)	mutual agreement of Deeas and GTX;

(b)

Deeas, if there has been a material breach by GTX or any of the Selling Shareholders of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of GTX or the Selling Shareholders that is not cured, to the reasonable satisfaction of Deeas, within ten business days after notice of such breach is given by Deeas (except that no cure period will be provided for a breach by GTX or the Selling Shareholders that by its nature cannot be cured);

(c)

GTX, if there has been a material breach by Deeas of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Deeas that is not cured, to the reasonable satisfaction of GTX, within ten business days after notice of such breach is given by GTX (except that no cure period will be provided for a breach by Deeas that by its nature cannot be cured);

(d)

Deeas, if the Transaction contemplated by this Agreement has not been consummated prior to March 2, 2008, provided that neither Jupili nor Deeas is in material breach of this Agreement or the Bridge Documents;

(e)

GTX, if the Transaction contemplated by this Agreement has not been consummated 45 days after delivery by GTX of the GTX Financial Statements, provided that GTX is not in material breach of this Agreement or the Bridge Documents; or

(f)	Deeas or GTX, if any injunction or other order of a governmental entity of competent authority prevents the consummation of the Transaction contemplated by this Agreement.

10.2        Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1 hereto, this Agreement will be of no further force or effect, provided, however, that no termination of this Agreement will relieve any party of liability for any breaches of this Agreement that are based on a wrongful refusal or failure to perform any obligations.

11.          INDEMNIFICATION, REMEDIES, SURVIVAL

11.1        Certain Definitions. For the purposes of this Section 11, the terms “Loss” and “Losses” mean any and all demands, claims, actions or causes of action, assessments, losses, damages, Liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorneys, accountants and other professional fees and expenses of an amount not less than $5,000, but excluding any indirect, consequential or punitive damages suffered by Deeas or GTX including damages for lost profits or lost business opportunities.

11.2        GTX Indemnity. GTX will indemnify, defend, and hold harmless Deeas and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Deeas and its shareholders by reason of, resulting from, based upon or arising out of:

(a)

any misrepresentation, misstatement or breach of warranty of GTX contained in or made pursuant to this Agreement, any GTX Document or any certificate or other instrument delivered pursuant to this Agreement;

(b)

the breach or partial breach by GTX of any covenant or agreement of GTX made in or pursuant to this Agreement, any GTX Document or any certificate or other instrument delivered pursuant to this Agreement; or

(c)	any and all liabilities arising out of or in connection with: (i) any of the assets of GTX prior to the Closing; or (ii) the operations of GTX prior to the Closing.

11.3        Selling Shareholders Indemnity. The Selling Shareholders will and do hereby indemnify, defend, and hold harmless Deeas and its shareholders from, against, for and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Deeas and its shareholders by reason of, resulting from, based upon or arising out of:

(a)	any breach by the Selling Shareholders of Sections 2.2 through 2.4 of this Agreement, as applicable; or

(b)

any misstatement, misrepresentation or breach of the representations and warranties made by the Selling Shareholders contained in or made pursuant to the applicable certificate set out in Schedule 2 or Schedule 11 to this Agreement, executed by each Selling Shareholder as part of the share exchange procedure detailed in Section 2.4 of this Agreement.

11.4        Deeas Indemnity. Deeas will indemnify, defend, and hold harmless GTX and the Selling Shareholders from, against, for, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by GTX and the Selling Shareholders by reason of, resulting from, based upon or arising out of:

(a)

any misrepresentation, misstatement or breach of warranty of Deeas contained in or made pursuant to this Agreement, any Deeas Document or any certificate or other instrument delivered pursuant to this Agreement;

(b)

the breach or partial breach by Deeas of any covenant or agreement of Deeas made in or pursuant to this Agreement, any Deeas Document or any certificate or other instrument delivered pursuant to this Agreement; or

(c)	any and all liabilities arising out of or in connection with: (i) any of the assets of Deeas or the Subsidiary prior to the Closing; or (ii) the operations of Deeas prior to the Closing.

11.5        Indemnification Procedures. If any action shall be brought against any party in respect of which indemnity may be sought pursuant to this Agreement (“Indemnified Party”), such Indemnified Party shall promptly notify the party from whom indemnity is being sought (“Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing. Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that the employment thereof has been specifically authorized by the Indemnifying Party in writing, the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party. The Indemnifying Party will not be liable to any Indemnified Party under this Section 11 for any settlement by an Indemnified Party effected without the Indemnifying Party’s prior written consent, which shall not be unreasonably withheld or delayed; or to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Indemnified Party’s indemnification pursuant to this Section 11.

12.          GENERAL

12.1        Effectiveness of Representations; Survival. Each party is entitled to rely on the representations, warranties, indemnifications and agreements of each of the other parties and all such representation, warranties and agreement will be effective regardless of any investigation that any party has undertaken or failed to undertake. The representations, warranties and agreements will survive the Closing Date and continue in full force and effect until one (1) year after the Closing Date.

12.2        Further Assurances and Provision of Information. Each of the parties hereto will co-operate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement. GTX and the Selling Shareholders agree to provide such information as requested by Deeas in a timely manner prior to Closing, and allow Deeas and its representatives free access to all books, records, and other information of GTX and to their personnel and advisors.

12.3        Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

12.4        Expenses. Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transaction contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants.

12.5        Entire Agreement. This Agreement, the schedules attached hereto and the other documents in connection with this Transaction contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

12.6        Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses specified by a party to the others from time to time for notice purposes. All such notices and other communications will be deemed to have been received:

(a)	in the case of personal delivery, on the date of such delivery;

(b)	in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery;

(c)	in the case of delivery by internationally-recognized express courier, on the business day following dispatch; and

(d)	in the case of mailing, on the fifth business day following mailing.

12.7        Headings. The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

12.8        Benefits. This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

12.9        Assignment. This Agreement may not be assigned (except by operation of law) by any party without the express, written approval of the other parties to this Agreement, such approval will not be unreasonably withheld by any of the parties to this Agreement.

12.10       Force Majeure. The obligations of the parties and the timeframes established pursuant to this Agreement will be suspended to the extent and for the period that performance hereunder is prevented by factors beyond any of the parties’ reasonable control, whether foreseeable or unforeseeable, including, without limitation, labour disputes, acts of god, laws, regulations, orders, proclamations or requests of any governmental or regulatory authority, inability to obtain on reasonable terms required permits, licenses or other authorizations, or any other matter similar to the above.

12.11       Governing Law. This Agreement will be exclusively governed by and construed in accordance with the laws of the State of Nevada applicable to contracts made and to be performed therein and the courts thereof will have exclusive jurisdiction over any disputes relating hereto.

12.12        Gender. All references to any party will be read with such changes in number and gender as the context or reference requires.

12.13        Time is of the Essence. Time shall be of the essence for the purposes of this Agreement.

12.14        Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

12.15        Fax Execution. This Agreement may be executed by delivery of executed signature pages by fax and such fax execution will be effective for all purposes.

12.16        Independent Tax and Legal Advice. With respect to the preparation of this Agreement and the rights and obligations herein, each of the parties to this Agreement acknowledges and agrees that:

(a)

Clark Wilson LLP has acted as counsel only to Deeas and Jupili, that all other parties to this Agreement acknowledge and confirm that they have been advised to seek, and have sought or have otherwise waived, independent tax and legal advice with respect to this Agreement and the documents delivered pursuant thereto and that Clark Wilson LLP is not protecting the rights and interests of any other party to this Agreement; and

(b)

Richardson & Patel, LLP has acted as counsel only to GTX, that all other parties to this Agreement acknowledge and confirm that they have been advised to seek, and have sought or waived, independent tax and legal advice with respect to this Agreement and the documents delivered pursuant thereto and that Richardson & Patel, LLP is not protecting the rights and interests of any other party to the Agreement.

12.17        Schedules and Exhibits. The schedules and exhibits that are attached to this Agreement are incorporated herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

DEEAS RESOURCES, INC.
Per:	/s/ Jeffrey Sharpe
Authorized Signatory
Name: Jeffrey Sharpe
Title: President

GLOBAL TREK XPLORATION
Per:	/s/ Patrick Bertagna
Authorized Signatory
Name: Patrick Bertagna
Title: Chief Executive Officer

JUPILI INVESTMENT S.A.
Per:	/s/ Jose E. Silva
Authorized Signatory
Name: Jose E. Silva

Per:	/s/ Dianeth de Ospino
Authorized Signatory
Name: Dianeth de Ospino

SCHEDULE 1

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI

SELLING SHAREHOLDERS

Column I	Column II	Column III	Column IV
Name and Address	Signature (approving Share Exchange Agreement)	Number of GTX Shares held before Closing	Number of Deeas Shares to be received on Closing
Multi Media Technology Ventures, Ltd.	/s/ Signature	4,609,944	3,930,136
Patrick Bertagna	/s/ Patrick Bertagna	3,548,750	3,025,406
Ralph H. Davis, Jr. Trustee of the Ralph H. Davis, Jr. Family Trust	/s/ Ralph H. Davis, Jr.	3,000,000	2,557,604
Louis Rosenbaum	/s/ Louis Rosenbaum	2,972,785	2,534,402
Ron Paxson	/s/ Ron Paxson	753,250	642,172
My Athlete LLC	/s/ Signature	500,000	426,268
R. Eric Stalnaker	/s/ R. Eric Stalnaker	490,000	417,743
Patrick Aroff	/s/ Patrick Aroff	483,848	412,473
David Shaun Ryan and Pamela K. Ryan	/s/ David Ryan , David Ryan	420,000	358,065
	/s/ Pamela Ryan , Pamela Ryan
David Ryan	/s/ David Ryan	62,500	53,284
Mitchell Jamel	/s/ Mitchell Jamel	400,000	341,015
Neil McQueen	/s/ Neil McQueen	375,972	320,530
Richard Kemp	/s/ Richard Kemp	296,528	252,801
Kip Rabin	/s/ Kip Rabin	284,230	242,317
The Parthenon Group	/s/ Signature	260,000	221,660
Joshua Decarl	/s/ Joshua Decarl	251,041	214,022
Todd Kay	/s/ Todd Kay	250, 000	213,135
Christopher M. Walsh	/s/ Christopher M. Walsh	198,625	169,336
Ralph Davis	/s/ Ralph Davis	189,930	161,923
Mike Dibella	/s/ Mike Dibella	185,000	157,720
Ivo Gerscovich	/s/ Ivo Gerscovich	146,730	125,093
Jordan B. Posell	/s/ Jordan B. Posell	117,500	100,174
Carl Makuch	/s/ Carl Makuch	100,000	85,254
Daniel Pine	/s/ Daniel Pine	100,000	85,254
Doug Newbry	/s/ Doug Newbry	100,000	85,254
John and Barbara Armstrong	/s/ John Armstrong , John Armstrong	100,000	85,254
	/s/ Barbara Armstrong , Barbara Armstrong
Richard Kent Citron and Maria Sorkin Citron, Trustees of The Citron Family Trust, d/o/e 2-1-89	/s/ Richard Citron , Richard Citron	100,000	85,254
	/s/ Maria Citron , Maria Citron
Flo Jeanes and Glenn Jeanes	/s/ Flo Jeans , Flo Jeans	70,000	59,678
	/s/ Glenn Jeans , Glenn Jeans
Gary G. Leifur and Janet A. Leifur	/s/ Janet Leifur , Janet Leifur	70,000	59,678
Steve Sjostrom and Wendy Sjostrom	/s/ Steve Sjostrom , Steve Sjostrom	70,000	59,678
	/s/ Wendy Sjostrom , Wendy Sjostrom
Hans - Peter F. Schroeder	/s/ Hans – Peter F. Schroeder	69,444	59,204
Leslie and Lori Rosenbaum	/s/ Leslie Rosenbaum , Leslie Rosenbaum	69,444	59,204

Column I	Column II	Column III	Column IV
Name and Address	Signature (approving Share Exchange Agreement)	Number of GTX Shares held before Closing	Number of Deeas Shares to be received on Closing
	/s/ Lori Rosenbaum , Lori Rosenbaum
Karla Jean Bear Cohen	/s/ Karla Jean Bear Cohen	56,250	47,956
Roy Greenblatt	/s/ Roy Greenblatt	50,000	42,628
Larry Hennaman	/s/ Larry Hennaman	33, 750	28,774
Frank O'Connel	/s/ Frank O’Connel	30,000	25,577
Mark E. Williams	/s/ Mark E. Williams	30,000	25,577
Joe Schnaier	/s/ Joe Schnaier	25,000	21,314
Joel Solar	/s/ Joel Solar	25,000	21,314
Ron Pellegrini	/s/ Ron Pellegrini	25,000	21,314
Greg Hendrickson	/s/ Greg Hendrickson	18,750	15,986
David Shakney	/s/ David Shakney	18,375	15,666
Mark Broxmeyer	/s/ Mark Broxmeyer	18,375	15,666
Humberto Morales	/s/ Humberto Morales	15,000	12,789
Ivo Gerscovich	/s/ Ivo Gerscovich	15,000	12,789
Joel Margulies	/s/ Joel Margulies	13, 750	11,723
Greg Provenzana	/s/ Greg Provenzana	12,500	10,658
D.W. Lim	/s/ D. W. Lim	8,750	7,461
Mary Cesario	/s/ Mary Cesario	8,750	7,461
Craig Bergquist	/s/ Craig Bergquist	7,500	6,395
Erik Purdom	/s/ Erik Purdom	7,500	6,395
Andrew Duncan	/s/ Andrew Duncan	6,250	5,329
Eric Renken	/s/ Eric Renken	6,250	5,329
James H. Cohen	/s/ James H. Cohen	6,250	5,329
Michael Rohleder	/s/ Michael Rohleder	6,250	5,329
Mireille Bertagna	/s/ Mireille Bertagna	6,250	5,329
Peter Crane	/s/ Peter Crane	6,250	5,329
Steve Ryan	/s/ Steve Ryan	6,250	5,329
Alex Stricker	/s/ Alex Stricker	2,500	2,132
Citron & Deutsch	/s/ Signature	2,500	2,132
Total:		21,113,521	18,000,001

SCHEDULE 2

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI
CERTIFICATE OF U.S. SELLING SHAREHOLDER

In connection with the issuance of common stock (“Deeas Common Stock”) of Deeas Resources Inc., a Nevada corporation (“Deeas”), to the undersigned (the “Selling Shareholder”), pursuant to the Share Exchange Agreement dated March 4, 2008 (the “Agreement”), among Deeas, Global Trek Xploration (“GTX”), and the Selling Shareholders of GTX as set out in the Agreement, the undersigned Selling Shareholder hereby agrees, represents and warrants that:

1.           Deeas is entitled to rely on the acknowledgements, agreements, representations and warranties and the statements and answers of the Selling Shareholder contained in the Agreement and this Certificate, and the Selling Shareholder will hold harmless Deeas from any loss or damage either one may suffer as a result of any such acknowledgements, agreements, representations and/or warranties made by the Selling Shareholder not being true and correct;

2.           the undersigned has been advised to consult their own respective legal, tax and other advisors with respect to the merits and risks of an investment in the Deeas Common Stock and, with respect to applicable resale restrictions, is solely responsible (and Deeas is not in any way responsible) for compliance with applicable resale restrictions;

3.           none of the Deeas Common Stock is listed on any stock exchange or automated dealer quotation system and no representation has been made to the undersigned that any of the Deeas Common Stock will become listed on any stock exchange or automated dealer quotation system, except that currently certain market makers make market in the common shares of Deeas on the OTC Bulletin Board;

4.           neither the Securities Exchange Commission nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Deeas Common Stock;

5.           the address of the undersigned included herein is the sole address of the undersigned as of the date of this certificate;

6.           no person has made to the undersigned any written or oral representations: (i) that any person will resell or repurchase any of the Deeas Common Stock; (ii) that any person will refund the purchase price of any of the Deeas Common Stock; (iii) as to the future price or value of any of the Deeas Common Stock; or (iv) that any of the Deeas Common Stock will be listed and posted for trading on any stock exchange or automated dealer quotation system or that application has been made to list and post any of the Deeas Common Stock on any stock exchange or automated dealer quotation system, except the OTCBB;

7.           the Selling Shareholder acknowledges and agrees that the Selling Shareholder may be required by Deeas to provide such additional documentation as may be reasonably required by Deeas and its legal counsel in determining the shareholder’s eligibility to acquire the Deeas Common Stock under the Applicable Securities Legislation;

8.           this Certificate is for use by each Selling Shareholder who is a U.S. person (as that term is defined Regulation S of the United States Securities Act of 1933 (the “1933 Act”)) and is acquiring Deeas Common Stock. The purpose of this Certificate is to assure Deeas that each Selling Shareholder will meet the standards imposed by the 1933 Act and the appropriate exemptions of applicable state securities laws. Deeas will rely on the information contained in this Certificate for the purposes of such determination. The Deeas Common Stock will not be registered under the 1933 Act in reliance upon the exemption from registration afforded by Section 3(b) and/or Section 4(2) and Regulation D of the 1933 Act. This Certificate is not an offer of the Deeas Common Stock or any other securities of Deeas in any state other than those specifically authorized by Deeas.

All information contained in this Certificate will be treated as confidential. However, by signing and returning this Certificate, each Selling Shareholder agrees that, if necessary, this Certificate may be presented to such parties as

Deeas deems appropriate to establish the availability, under the 1933 Act or applicable state securities law, of exemption from registration in connection with the sale of the Deeas Common Stock hereunder.

The Selling Shareholder covenants, represents and warrants to Deeas that it satisfies one or more of the categories of “Accredited Investors”, as defined by Regulation D promulgated under the 1933 Act, as indicated below: (Please initial in the space provide those categories, if any, of an “Accredited Investor” which the Selling Shareholder satisfies, if applicable)

_______	Category 1

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of US $5,000,000;

_______	Category 2	A natural person whose individual net worth, or joint net worth with that person's spouse, on the date of purchase exceeds US $1,000,000;

_______	Category 3

A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_______	Category 4

A "bank" as defined under Section (3)(a)(2) of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self- directed plan, whose investment decisions are made solely by persons that are accredited investors;

_______	Category 5	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (United States);

_______	Category 6	A director or executive officer of Deeas;

_______	Category 7

A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act;

_______	Category 8	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories;

Note that prospective Selling Shareholders claiming to satisfy one of the above categories of Accredited Investor may be required to supply Deeas with a balance sheet, prior years’ federal income tax returns or other appropriate documentation to verify and substantiate the Selling Shareholder's status as an Accredited Investor.

If the Selling Shareholder is an entity which initialled Category 8 in reliance upon the Accredited Investor categories above, state the name, address, total personal income from all sources for the previous calendar year, and the net worth (exclusive of home, home furnishings and personal automobiles) for each equity owner of the said entity:

________________________________________________________________________

In the absence of making a selection of one or more of the above listed Categories, the Selling Shareholder covenants, represents and warrants to Deeas that:

(a)           Selling Shareholder has adequate means of providing for current needs and contingencies, has no need for liquidity in the investment, and is able to bear the economic risk of an investment in the Deeas Common Stock of the size contemplated. Selling Shareholder represents that Selling Shareholder could afford a complete loss of such investment. Selling Shareholder has had a full opportunity to inspect the books and records of Deeas and to make any and all inquiries of Deeas officers and directors regarding Deeas and its business as Selling Shareholder has deemed appropriate.

(b)           Selling Shareholder, either alone or with Selling Shareholder’s professional advisers who are unaffiliated with, have no equity interest in and are not compensated by Deeas or any affiliate or selling agent of Deeas, directly or indirectly, has sufficient knowledge and experience in financial and business matters that Selling Shareholder is capable of evaluating the merits and risks of an investment in the Deeas Common Stock and of making an informed investment decision with respect thereto and has the capacity to protect Selling Shareholder’s own interests in connection with Selling Shareholder’s proposed investment in the Deeas Common Stock.

(c)           Selling Shareholder represents that Selling Shareholder has a pre-existing personal or business relationship* with Deeas or any of its managers, officers or controlling persons.

* The term “pre-existing personal or business relationship” includes any relationship consisting of personal or business contacts of a nature and duration which would enable a reasonably prudent Selling Shareholder to be aware of the character, business acumen and general business and financial circumstances of the person with whom the relationship exists.

(d)           Selling Shareholder has had a reasonable opportunity to review Deeas’ annual report on Form 10-KSB filed on November 15, 2007 together with the audited consolidated financial statements contained therein and the subsequent quarterly report on Form 10-QSB filed on January 11, 2008 together with the unaudited financial statements contained therein, both of which are publicly available on the Securities and Exchange Commission’s website at www.sec.gov.

(e)           Selling Shareholder understands that the Deeas Common Stock are being offered and sold in reliance on a transactional exemption from the registration requirement of Federal, State and Provincial securities laws and Deeas is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Selling Shareholder set forth herein in order to determine the applicability of such exemptions and the suitability of such Selling Shareholder to acquire the Deeas Common Stock.

(f)           The Selling Shareholder understands that the Shares must be held indefinitely unless such Shares are registered under the 1933 Act or an exemption from registration is available. The Selling Shareholder acknowledges that it is familiar with Rule 144 of the rules and regulations of the Securities and Exchange Commission, as amended, promulgated pursuant to the 1933 Act (“Rule 144”), and that it has been advised that Rule 144 permits resales only under certain circumstances. The Selling Shareholder understands that to the extent that Rule 144 is not available, the Selling Shareholder will be unable to sell any Deeas Common Stock without either registration under the 1933 Act or the existence of another exemption from such registration requirement.

(g)          The Selling Shareholder acknowledges that such Selling Shareholder has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of Deeas concerning the financial and other affairs of Deeas, and to the extent deemed necessary in light of such Selling Shareholder’s personal knowledge of Deeas’ affairs, such Selling Shareholder has asked such questions and received answers to the full satisfaction of such Selling Shareholder.

(h)           The Selling Shareholder is acquiring the Deeas Common Stock as principal for its own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Deeas Common Stock.

(i)           Selling Shareholder is not an “underwriter” (as such term is defined in Section 2(11) of the 1933 Act) of any securities of Deeas.

(j)           Selling Shareholder is not acquiring the Deeas Common Stock as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(k)           In addition to the representations set out in paragraphs (a) through (j) above, the Selling Shareholder represents and warrants that the Selling Shareholder satisfies one of the following three categories (mark the appropriate category):

(i)

_________ a close personal friend (by reason of the fact that you have known such individual for a sufficient period of time and in a sufficiently close relationship to be in a position to assess the capabilities and the trustworthiness of such individual) of Patrick Bertagna, Louis Rosenbaum, Patrick Aroff, Christopher Walsh, Murray Williams or any other director or officer of the Corporation, or of an affiliate of the Corporation;

(ii)

_________ a close business associate (by reason of the fact that you have had sufficient prior business dealings with such individual to be in a position to assess the capabilities and trustworthiness of such individual) of Patrick Bertagna, Louis Rosenbaum, Patrick Aroff, Christopher Walsh, Murray Williams or any other director or officer of the Corporation, or of an affiliate of the Corporation; or

(iii)

_________ a consultant who spends a significant amount of time providing consulting services to GTX pursuant to a written agreement, and who will continue to provide such services following the closing of the Agreement.

The Selling Shareholder hereby certifies that the information contained in this Certificate is complete and accurate and the Selling Shareholder will notify Deeas promptly of any change in any such information. If this Certificate is being completed on behalf of a corporation, partnership, trust or estate, the person executing on behalf of the Selling Shareholder represents that it has the authority to execute and deliver this Certificate on behalf of such entity.

All undefined terms herein shall have the meanings set out in the Agreement.

IN WITNESS WHEREOF, the undersigned Selling Shareholder has executed this Certificate as of the ______ day of ________________, 2008.

If a Corporation, Partnership or Other Entity:	If an Individual:

_________	_________
Print or Type Name of Entity	Signature

_________	_________
Signature of Authorized Signatory	Print or Type Name

_________	_________
Type of Entity	Social Security/Tax I.D. Number

_________
Address

_________

_________

SCHEDULE 3

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS, GTX,
THE SELLING SHAREHOLDERS OF GTX AND JUPILI

Directors And Officers Of GTX

Name and Positions held

Patrick Bertagna – Chief Executive Officer, President and Director

Murray Williams – Chief Financial Officer and Secretary

Chris Walsh – Chief Operating Officer

Louis Rosenbaum – Director

Patrick Aroff - Director

SCHEDULE 4

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS, GTX,
THE SELLING SHAREHOLDERS OF GTX AND JUPILI

DIRECTORS AND OFFICERS OF DEEAS

Name and Positions held

Jeffrey Sharpe, President, Chief Executive Officer, Secretary, Treasurer and Director

SCHEDULE 5

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS, GTX,
THE SELLING SHAREHOLDERS OF GTX AND JUPILI

GTX LEASES, SUBLEASES, CLAIMS, CAPITAL EXPENDITURES, TAXES, LIABILITIES,
OTHER PROPERTY INTERESTS AND MISCELLANEOUS

Leases and Subleases: Office Space at 117 W. 9th Street; Suite 1214 • Los Angeles, CA 90015 at a rate of $850 per month.

Claims: None

Capital Expenditures: $10,936.85 of Servers and related software capitalized in 2007. $5,237.16 of Servers capitalized in 2006.

Taxes: $785.03 California Franchise Tax paid in 2007. $3,082.46 California Franchise Tax paid in 2006.

Property Interests: None

 Equipment Leases: None

Liabilities:

1.           Legal Fees:             Richardson & Patel LLP - $32,856.50 as of 12-31-07

                                               Citron & Deutsch - $9,376.50 as of 12-31-07

2.           Professional fees payable to independent auditing firm for preparation and audit of financial statements of GTX~~.~~: Estimated to be less than $20,000 in total for the audits of Inception through 12-31-06 and fiscal year 2007.

3.           $1,000,000 Note Payable to Jupili Investments S.A.

4.           Other Accounts Payable as of 12-31-07 - $68,100.67

SCHEDULE 6

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS, GTX,
THE SELLING SHAREHOLDERS OF GTX AND JUPILI

GTX MATERIAL CONTRACTS

Material Contracts:

$1,000,000 Note Payable to Jupili Investments S.A.

SCHEDULE 7

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI

GTX EMPLOYEES AND CONSULTANTS

Patrick Bertagna – Chief Executive Officer, President and Director

Murray Williams – Chief Financial Officer

Eric Stalnaker – V.P. Product Realization

Chris Walsh – Chief Operating Officer

Ron Pelligrini – SVP Business Development

Neil McQueen – Marketing/Branding Director

Steve Ryan - Consultant/Collaboration Systems

Joel Margolis – Consultant - Marketing

Michael DiBella - Consultant/Solution Architect/(Soon to be CTO)

Humberto Morales - Consultant/Portal Architect

Mark Vanstone - Consultant/Electrical Engineer/CAD Design

Christopher McGuire - Consultant/Machinist

Erik Purdom - Consultant/Footwear Design

John Feathers – Consultant/Website Developer

Greg Hendrickson – Consultant/Special Projects

Matt Glover – Consuiltant (Intellimatics)/Embedded Development

Iain Shigeoka PhD – Consultant (Intellimatics)/Embedded Development

Brian Franklin – Consultant (Intellimatics)/Embedded Development

Gary Whitlock – Consultant (Octera)/Electrical Engineer

Jim Elliott – Consultant (Octera)/Electrical Design Engineer

Louis Rosenbaum – Director Patrick Aroff – Director

Greg Provenzano - BOD Advisor

Frank O'Connell - BOD Advisor

Jordan Posell - BOD Advisor

Michael Rohleder - BOD Advisor

Larry Henneman - BOD Advisor

SCHEDULE 8

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI
LIST OF GTX INTELLECTUAL PROPERTY ASSETS

Scheduled Patents:

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US6,788,200 (US10/274,730)	10-21-2002	09-07-2004	GLOBAL TREK XPLORATION	JAMEL, Mitchell W.; BERTAGNA, Patrick E; DAVIS, JR., Ralph H.	Maintenance Fee Due Between Sep 07 – Sep 08
Priority Claim	Priority Date	Title
None	None	FOOTWEAR WITH GPS
Specific Disclosures (e.g. Encumbrances)	Inventors initially assigned to GLOBAL TREK CORPORATION (Reel/Frame: 015307/0979 Recorded: 05/06/2004 )
Inventors subsequently assigned again to GLOBAL TREK XPLORATION
(Reel/Frame: 018279/0240 Recorded: 09/11/2006)
Borrower’s Patent Counsel, Larry Henneman, advised that the same assignment was recorded twice – the first recordation misstated the name of the Assignee, whereas the second recordation correctly identified the Assignee.

Scheduled Patent Applications:

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US11/494,751	07-27-2006	Pending	GLOBAL TREK XPLORATION	JAMEL, Mitchell W.; BERTAGNA, Patrick E; DAVIS, JR., Ralph H.	Docketed New Case Ready for Examination
Priority Claim	Priority Date	Title
US6,788,200 (US10/274,730) (Re-Issue)	10-21-2002	FOOTWEAR WITH GPS
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US11/506,175	08-17-2006	Pending	GLOBAL TREK XPLORATION	JAMEL, Mitchell W.; BERTAGNA, Patrick E; DAVIS, JR., Ralph H.	Docketed New Case Ready for Examination
Priority Claim	Priority Date	Title
US6,788,200 (US10/274,730) (Re-Issue)	10-21-2002	FOOTWEAR WITH GPS
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US11/516,805	09-06-2006	Pending	GLOBAL TREK XPLORATION	JAMEL, Mitchell W.; BERTAGNA, Patrick E; DAVIS, JR., Ralph H.	Non Final Action Mailed 4SEP07
Priority Claim	Priority Date	Title
US6,788,200 (US10/274,730) (Re-Issue)	10-21-2002	FOOTWEAR WITH GPS
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US11/517,603	09-07-2006	Pending	GLOBAL TREK XPLORATION	JAMEL, Mitchell W.; BERTAGNA, Patrick E; DAVIS, JR., Ralph H.	Non Final Action Mailed 9JUL07
Priority Claim	Priority Date	Title
US6,788,200 (US10/274,730) (Re-Issue)	10-21-2002	FOOTWEAR WITH GPS
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
US11/348,292	02-06-2006	Pending	BERTAGNA, Patrick E.; DAVIS, Ralph H.; WALSH, Christopher M.; SCHILAWSKI, Gregg S.; COHEN, James H.; LIM, Dongeun; PROVENZANO, Greg J.; STRICKER, Alexander G.	BERTAGNA, Patrick E.; DAVIS, Ralph H.; WALSH, Christopher M.; SCHILAWSKI, Gregg S.; COHEN, James H.; LIM, Dongeun; PROVENZANO, Greg J.; STRICKER, Alexander G.	TSS review complete
Priority Claim	Priority Date	Title
None	None	FOOTWEAR WITH EMBEDDED TRACKING DEVICE AND METHOD OF MANUFACTURE
Specific Disclosures (e.g. Encumbrances)	On October 23, 2007, Global Trek Xploration’s patent counsel mailed to USPTO for recordation assignments from inventors to Global Trek Xploration.

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
PCT/US07/03036	02-06- 2007	Pending	GLOBAL TREK XPLORATION (Need to see assignment)	BERTAGNA, Patrick E.; DAVIS, Ralph H.; WALSH, Christopher M.; SCHILAWSKI, Gregg S.; COHEN, James H.; LIM, Dongeun; PROVENZANO, Greg J.; STRICKER, Alexander G.	International Phase Published without International Search Report
Priority Claim	Priority Date	Title
US11/348,292	02-06- 2006	FOOTWEAR WITH EMBEDDED TRACKING DEVICE AND METHOD OF MANUFACTURE
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status
60/898,902	02-01-2007	NONE		BERTAGNA, Patrick E.; STALNAKER, R. Eric; RYAN, Davis S.;	UNPUBLISHED PROVISIONAL
Priority Claim	Priority Date	Title
System and Method for Monitoring the Location of a Tracking Device
Specific Disclosures (e.g. Encumbrances)	On October 23, 2007, Global Trek Xploration’s patent counsel mailed to USPTO for recordation assignments from inventors to Global Trek Xploration.

Invention Disclosures Being Finalized for Filing as Patent Applications:

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status

Priority Claim	Priority Date	Subject
SERVER THAT COMMUNICATES LOCATION DATA FROM FOOTWEAR TO SUBSCRIBERS (Proposed Family of Patent Applications)
Specific Disclosures (e.g. Encumbrances)

Serial Number	Filing Date	Issue Date	Registered Owner	Inventors	Status

Priority Claim	Priority Date	Subject
COMMUNICATION PROTOCOLS (Proposed Family of Patent Applications)
Specific Disclosures (e.g. Encumbrances)

SCHEDULE 9

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI

DEEAS FORM OF PROXY

IRREVOCABLE PROXY

                    Deeas Resources, Inc., a Nevada corporation (the “Company”), and ______________(the “Subscriber”), have entered into a Subscription Agreement (the “Agreement”), dated ____________, in connection with the sale and issuance by the Company to the Subscriber of Units consisting of shares of the Company’s common stock (“Common Stock”) and warrants to purchase Common Stock. Pursuant to the Agreement, Subscriber has received warrants to purchase _________ shares of Common Stock (the “Warrant Shares”). As an inducement for the Company to enter into the Agreement, Subscriber hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Patrick Bertagna the attorney and proxy of the Subscriber with full power of substitution and resubstitution, to the full extent of the Subscriber with respect to the Warrant Shares. Subscriber agrees not to grant any subsequent proxies with respect to the Warrant Shares until after the Expiration Date (as defined below).

                    The attorney and proxy named above will be empowered, and may exercise this proxy, to vote the Warrant Shares, at any time and from time to time, in his sole and absolute discretion and without notice to the Subscriber, at any meeting of the stockholders of the Company, however called, or in any written action by consent of stockholders of the Company, with respect to all matters brought before a vote of the stockholders, including a vote for the election of directors.

                    This proxy shall be binding upon the successors and assigns of Subscriber.

                    Subscriber hereby waives any right to make any claim against Patrick Bertagna that may arise, directly or indirectly, as a result of Mr. Bertagna’s voting of any of the Warrant Shares by virtue of this proxy.

                    Any term or provision of this proxy which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this proxy or affecting the validity or enforceability of any of the terms or provisions of this proxy in any other jurisdiction. If any provision of this proxy is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. Subscriber hereby affirms that this proxy is given for the purpose of and should be construed so as to effectuate the purposes set forth above, and that this proxy is coupled with an interest and is irrevocable during the term hereof.

                    This proxy shall terminate upon the earlier of the seventh anniversary of the date hereof or the date the Warrant Shares are resold on the public market through the over-the-counter market or a national securities exchange (the “Expiration Date”).

[The remainder of the page left intentionally blank]

IN WITNESS WHEREOF, the Subscriber has executed this Irrevocable Proxy as of the ___ day of _______________, 2008.

If a Corporation, Partnership or Other Entity:	If an Individual:

Print of Type Name of Entity	Signature

Signature of Authorized Signatory	Print or Type Name

Type of Entity

SCHEDULE 10

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI

SEC COMMENT LETTER

SCHEDULE 11

TO THE SHARE EXCHANGE AGREEMENT DATED MARCH 4, 2008 AMONG DEEAS,
GTX, THE SELLING SHAREHOLDERS OF GTX AND JUPILI

CERTIFICATE OF NON-U.S. SHAREHOLDER

In connection with the issuance of common shares (the “Shares”) of Deeas Resources Inc., a Nevada corporation (“Deeas”), to the undersigned, pursuant to that certain Share Exchange Agreement dated March 4, 2008 (the “Agreement”), the undersigned hereby agrees, acknowledges, represents and warrants that:

               1.           the undersigned is not a “U.S. Person” as such term is defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) (the definition of which includes, but is not limited to, an individual resident in the U.S. and an estate or trust of which any executor or administrator or trust, respectively is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the U.S.);

               2.           none of the Shares have been or will be registered under the U.S. Securities Act, or under any state securities or “blue sky” laws of any state of the United States, and may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, as that term is defined in Regulation S, except in accordance with the provisions of Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and foreign securities laws;

               3.           the undersigned understands and agrees that offers and sales of any of the Shares prior to the expiration of a period set out in Regulation S of the U.S. Securities Act (such period hereinafter referred to as the “Distribution Compliance Period”), shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the U.S. Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the U.S. Securities Act or an exemption therefrom and in each case only in accordance with applicable state and foreign securities laws;

               4.           the undersigned understands and agrees not to engage in any hedging transactions involving any of the Shares unless such transactions are in compliance with the provisions of the U.S. Securities Act and in each case only in accordance with applicable state and provincial securities laws;

               5.           the undersigned is acquiring the Shares for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

               6.           the undersigned has not acquired the Shares as a result of, and will not itself engage in, any directed selling efforts (as defined in Regulation S under the U.S. Securities Act) in the United States in respect of the Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Shares; provided, however, that the undersigned may sell or otherwise dispose of the Shares pursuant to registration thereof under the U.S. Securities Act and any applicable state and provincial securities laws or under an exemption from such registration requirements;

               7.           the statutory and regulatory basis for the exemption claimed for the sale of the Shares, although in technical compliance with Regulation S, would not be available if the offering is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act or any applicable state and provincial securities laws;

               8.           except as set out in the Agreement, Deeas has not undertaken, and will have no obligation, to register any of the Shares under the U.S. Securities Act;

               9.           Deeas is entitled to rely on the acknowledgements, agreements, representations and warranties and the statements and answers of the undersigned contained in this Certificate, and the undersigned will hold harmless

Deeas from any loss or damage either one may suffer as a result of any such acknowledgements, agreements, representations and/or warranties made by the undersigned not being true and correct;

               10.           the undersigned has been advised to consult their own respective legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and, with respect to applicable resale restrictions, is solely responsible (and Deeas is not in any way responsible) for compliance with applicable resale restrictions;

               11.           the undersigned and the undersigned’s advisor(s) have had a reasonable opportunity to ask questions of and receive answers from Deeas in connection with the acquisition of the Shares under the Agreement, and to obtain additional information, to the extent possessed or obtainable by Deeas without unreasonable effort or expense;

               12.           the books and records of Deeas were available upon reasonable notice for inspection, subject to certain confidentiality restrictions, by the undersigned during reasonable business hours at its principal place of business and that all documents, records and books in connection with the acquisition of the Shares under the Agreement have been made available for inspection by the undersigned, the undersigned’s attorney and/or advisor(s);

               13.           the undersigned:

(a)

is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the undersigned is resident (the “International Jurisdiction”) which would apply to the acquisition of the Shares;

(b)

the undersigned is acquiring the Shares pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the undersigned is permitted to acquire the Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions;

(c)

the applicable securities laws of the authorities in the International Jurisdiction do not require Deeas to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Shares; and

(d)	the acquisition of the Shares by the undersigned does not trigger:

	(i)	any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction;

	(ii)	any continuous disclosure reporting obligation of Deeas in the International Jurisdiction; or

(iii)

the undersigned will, if requested by Deeas, deliver to Deeas a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in Sections 13(c) and 13(d) above to the satisfaction of Deeas, acting reasonably;

               14.           the undersigned (i) is able to fend for itself in connection with the acquisition of the Shares; (ii) has such knowledge and experience in business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

               15.           the undersigned is not aware of any advertisement of any of the Shares and is not acquiring the Shares as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

               16.           except as set out in the Agreement, no person has made to the undersigned any written or oral representations:

(a)	that any person will resell or repurchase any of the Shares;

(b)	that any person will refund the purchase price of any of the Shares;

(c)	as to the future price or value of any of the Shares; or

(d)

that any of the Shares will be listed and posted for trading on any stock exchange or automated dealer quotation system or that application has been made to list and post any of the Shares on any stock exchange or automated dealer quotation system, except that currently certain market makers make market in the common shares of Deeas on the OTC Bulletin Board;

               17.           the undersigned is outside the United States when receiving and executing this Agreement and is acquiring the Shares as principal for their own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares;

               18.           neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

               19.           the Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;

               20.           the undersigned acknowledges and agrees that Deeas shall refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from registration under the U.S. Securities Act;

               21.           the undersigned understands and agrees that the Shares will bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”).

NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”;

               22.           the address of the undersigned included herein is the sole address of the undersigned as of the date of this Certificate; and

               23.           Capitalized terms used but not otherwise defined in this Certificate shall have the meanings given to such terms in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Non-U.S. Shareholder.

Date: __________________________, ________
Signature

Print Name

Title (if applicable)

Address

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

DEEAS RESOURCES INC.

/s/ Jeffrey Sharpe
Jeffrey Sharpe
President

Dated: March 4, 2008